Exhibit 99.1

TransAlta Corporation Notice of Annual Meeting of Shareholders and Management Proxy Circular Annual Meeting April 20, 2017

ANNUAL MEETING OF SHAREHOLDERS

Table of Contents

INVITATION TO SHAREHOLDERS		1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		2
GENERAL INFORMATION		4
ABOUT OUR SHAREHOLDER MEETING		5
HOW TO VOTE		7
Registered Shareholder		7
Beneficial Shareholder		8
BUSINESS OF THE MEETING		10
1.	Election of Directors	10
2.	Financial Statements	23
3.	Appointment Of Auditors	23
4.	Advisory Vote on Executive Compensation	25
GOVERNANCE		26
Our Governance Practices		26
Our Ethical Commitment		26
The Board’s Mandate		28
Board Characteristics		30
The Board Expertise		32
The Board Effectiveness		34
Report of the Audit and Risk Committee and Committee Responsibilities		36
Report of the Governance and Environment Committee and Committee Responsibilities		38
Report of the Human Resources Committee and Committee Responsibilities		40
COMPENSATION		41
Report on Director Compensation		41
APPENDIX “A” CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1		A-1
New York Stock Exchange – Significant Differences In Corporate Governance Practices		A-2
APPENDIX “B” GENERAL GOVERNANCE GUIDELINES FOR THE BOARD		B-1

This document contains important information for Shareholders.  Your participation is very important.  Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

TransAlta Corporation 2017 Management Proxy Circular

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward looking statements within the meaning of certain securities laws, including in this Proxy Circular (as defined herein), in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience, results and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, compensation components and strategy, ongoing objectives, strategies and outlook for 2017 and subsequent periods.  By their nature, these statements are not guarantees of our future performance and actions and are subject to risks, uncertainties and other important factors that could cause our actual performance and actions to be materially different from the forward looking statements.  Factors that may adversely impact our forward looking statements include risks relating to: fluctuations in market prices; availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, including solar, water or wind resources required to operate our facilities; natural or man-made disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing and our ability to obtain such financing at competitive rates; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal proceedings involving the Company, reliance on key personnel; labour relations matters; and development projects and acquisitions.  Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described or might not occur at all.

NON-IFRS MEASURES

Certain financial information contained in this Proxy Circular, including funds from operations (FFO) and free cash flow (FCF), may not be standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on non-IFRS financial measures we use, see the section entitled “Additional IFRS Measures and Non-IFRS Measures” contained in our Management Discussion and Analysis for the year-ended December 31, 2016, filed with Canadian securities regulators on www.sedar.com.

INVITATION TO SHAREHOLDERS

March 9, 2017

Dear Fellow Shareholders,

On behalf of TransAlta Corporation’s board of directors and management, you are cordially invited to attend our 2017 Annual Meeting of Shareholders (the “Meeting”), which will take place on Thursday, April 20, 2017 at 10:00 a.m. (local time) in the Palomino Room (E-H) at the BMO Centre (Stampede Park), located at 20 Roundup Way SW, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2016 and management’s plans going forward.  You will also be introduced to our Board of Directors and management and will have the opportunity to ask questions following the presentation.

Attached are the Notice of Annual Meeting of Shareholders and the Management Proxy Circular.  The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to executive compensation as well as information on our governance practices.  Please take the time to review this Management Proxy Circular and provide your vote on the business items to be considered at the Meeting.  Your vote and participation are very important.

If you are unable to attend the Meeting in person, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy.  Please refer to the “How to Vote” section of the Management Proxy Circular for more information.

The Meeting will also be webcast at www.transalta.com/powering-investors/events-and-presentations. We encourage you to visit our website at any time before the Meeting as it provides information about our company.

We look forward to seeing you at the Meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

NOTICE

In March 2016, we asked all registered Shareholders to advise us in writing if they did not wish to receive the 2016 Annual Report and asked all beneficial Shareholders to advise us in writing if they did wish to receive the 2016 Annual Report, when it became available in March 2017.  If you are a registered Shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial Shareholder who did not reply to the inquiry, you will not receive the Annual Report.

Our 2016 Annual Report is available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Anyone wishing to receive a paper copy may obtain one free of charge by contacting TransAlta’s registrar and transfer agent, CST Trust Company, or by contacting our Investor Relations Department by phone at 403.267.2520 or toll free at 1.800.387.3598 or email at investor_relations@transalta.com.

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 Telephone: 1.800.387.0825 Online: www.canstockta.com

1	TransAlta Corporation 2017 Management Proxy Circular

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Thursday, April 20, 2017 at 10:00 a.m. (local time) in the Palomino Room (E-H) at the BMO Centre (Stampede Park), 20 Roundup Way SW, in Calgary, Alberta to:

1.          elect nine directors of the Company for the coming year;

2.          receive the audited consolidated financial statements of the Company for the year ended December 31, 2016, and the auditor’s report thereon;

3.          appoint the auditors of the Company and authorize the Board of Directors of the Company to fix their remuneration;

4.          consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described in the accompanying Management Proxy Circular; and

5.          transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Only holders of our common shares (“Shareholders”) of record at the close of business on March 6, 2017, the record date set for the Meeting, are entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.  The form of proxy must be returned to the Company’s registrar and transfer agent, CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment or postponement thereof.  Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in this Management Proxy Circular and the accompanying form of proxy.  Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

The Management Proxy Circular and the form of proxy accompany this Notice of Annual Meeting.

By order of the Board of Directors of TransAlta Corporation

John H. Kousinioris Chief Legal and Compliance Officer and Corporate Secretary

Calgary, Alberta March 9, 2017

TransAlta Corporation 2017 Management Proxy Circular	2

Important Notice regarding Proxy Materials and Notice and Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access”) for distribution of the Meeting materials to Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website, rather than mailing paper copies to Shareholders. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the meeting materials in accordance with the instructions set forth below.

The Meeting materials will be available at www.meetingdocuments.com/cst/ta as of March 21, 2017. The Meeting materials will also be available under the Company’s profile on SEDAR at www.sedar.com as of March 21, 2017.  The website address for notice and access is www.meetingdocuments.com/cst/ta.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Shareholders are reminded to review the meeting materials prior to voting.

The Company has elected to use procedures known as “stratification” in relation to the use of Notice-and-Access. Stratification occurs when a reporting issuer using Notice-and-Access provides a paper copy of proxy-related materials to some Shareholders but not others. A paper copy of the information circular accompanying this notice and the Company’s audited consolidated financial statements for the year ended December 31, 2016 and related Management’s Discussion and Analysis as at December 31, 2016 and for the years ended December 31, 2016 and 2015 will be mailed to the Company’s registered shareholders and beneficial shareholders who previously provided standing instructions to receive such information. If you are a beneficial shareholder who has not provided such instructions you will receive only a notice-and-access notification and a voting instruction form.

Requests for paper copies should be made as soon as possible, but must be received no later than April 6, 2017, in order to allow sufficient time for Shareholders to receive and review the meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to CST Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 so that it is received no later than 10:00 a.m. (Calgary time) on April 18, 2017.

3	TransAlta Corporation 2017 Management Proxy Circular

GENERAL INFORMATION

This Management Proxy Circular (“Proxy Circular”) is dated March 9, 2017, and is furnished to holders of our common shares (“Shareholders”) in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors (the “Board”) for use at the Annual Meeting of Shareholders of the Company (the “Meeting”), or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 6, 2017, the record date set for the Meeting, you owned TransAlta common shares.  As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy.  If you are unable to attend the Meeting, you can listen to the webcast on our website at www.transalta.com/powering-investors/events-and-presentations.

Solicitation will be made primarily by mail and the cost will be borne by the Company.

Unless stated otherwise, the information in this Proxy Circular is as of March 9, 2017, and all dollar amounts are expressed in Canadian dollars.

TransAlta Corporation 2017 Management Proxy Circular	4

ABOUT OUR SHAREHOLDER MEETING

Who can Vote at the Meeting

If you held common shares at the close of business on March 6, 2017 (the “Record Date”), you are entitled to attend the Meeting or any adjournment or postponement thereof, and vote your common shares.  Each TransAlta common share represents one vote.

At the close of business on March 6, 2017, there were 287,903,467 common shares outstanding.  Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding shares entitled to be voted at the Meeting.

As of the close of business on March 6, 2017, we also had 10,175,380 Series A preferred shares, 1,824,620 Series B preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares and 6,600,000 Series G preferred shares issued and outstanding.  Our preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.H, and TA.PR.J respectively, on the TSX.  The holders of our preferred shares do not have voting rights at this Meeting.

Principal Shareholders

To the knowledge of our directors and officers, no person or company beneficially owns, controls or directs, directly or indirectly, more than 10% of our common shares.

Notice and Access

TransAlta is using the “notice and access” system (“Notice-and-Access”) adopted by the Canadian Securities Administrators (“CSA”) for the delivery of the Proxy Circular and the Company’s annual report in respect of the 2016 fiscal year, which includes the Company’s audited consolidated financial statements and the related management’s discussion and analysis for the fiscal year ended December 31, 2016 (collectively, the “Meeting Materials”).

Under the Notice-and-Access system, the notice of Meeting and form of proxy (or voting instruction form, as applicable) will be mailed on or before March 21, 2017 to all Shareholders of record on the Record Date. The notice of meeting provides instructions regarding the website availability of the Meeting Materials. Shareholders have the ability to immediately access the Meeting Materials on TransAlta’s website and to request a paper copy of the Meeting Materials by telephone. Instructions on how to request a paper copy can be found in the Notice. The principal benefit of the Notice-and-Access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.

TransAlta has obtained an exemption order from Corporations Canada allowing us to use Notice-and-Access rather than mailing the Proxy Circular to Shareholders. TransAlta has elected to use procedures known as “stratification” in relation to the use of Notice-and-Access. Stratification occurs when a reporting issuer using Notice-and-Access provides a paper copy of proxy-related materials to some Shareholders but not others. A paper copy of the Meeting Materials will be mailed to all registered Shareholders and to beneficial Shareholders who previously provided standing instructions to receive such materials.

You will find additional information regarding our business in our annual information form as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2016.  Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

5	TransAlta Corporation 2017 Management Proxy Circular

If you prefer to receive a paper copy of our documents, free of charge, you may request them from:

CST Trust Company
1-888-433-6443

fulfillment@canstockta.com

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders.  Our Board also encourages Shareholder participation at our annual meeting.  Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address, noting that it is to be directed to the Board:

Chief Legal and Compliance Officer and Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit and Risk Committee (“ARC”), has established several options for employees, contractors, Shareholders, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board.  The ARC may be contacted by:

•                  Webpage (internet portal) at http://transalta.ethicspoint.com; or

•                  A confidential, anonymous voice mail on TransAlta Ethics Help-Line at 1-855-374-3801 (U.S./Canada) and
1-800-339276 (Australia); or

•                  Mail addressed to:

Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the ARC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1

Shareholder Proposals

The final date by which the Company must receive Shareholder proposals for the annual meeting of Shareholders of TransAlta to be held in 2018 is December 11, 2017.  All proposals shall be sent by registered mail to:

TransAlta Corporation
Attention:  Chief Legal and Compliance Officer and Corporate Secretary
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

TransAlta Corporation 2017 Management Proxy Circular	6

HOW TO VOTE

REGISTERED SHAREHOLDER

You are a registered Shareholder if you hold your common shares of TransAlta in your name and you have a share certificate.  As a registered Shareholder, you may:

Option 1.          Attend the Meeting and vote in Person

If you wish to attend the Meeting and vote in person, do not complete or return the form of proxy (the “Proxy”).  Upon your arrival at the Meeting, please register with our registrar and transfer agent, CST Trust Company.

You are welcome to attend the Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting, unless you revoke your Proxy.  Please refer to the “Changing Your Vote” section of the Proxy Circular.

Option 2.          Appoint a Proxyholder

By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder.  This person does not need to be a Shareholder of TransAlta or the TransAlta representative named in the Proxy.  To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business.  Your proxyholder must vote your shares in accordance with your instructions at the Meeting.  If your proxyholder does not attend the Meeting, your shares will not be voted.  Your proxyholder will be required to register with our registrar and transfer agent, CST Trust Company, upon arrival at the Meeting.

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, Gordon D. Giffin, Chair of the Board, and Dawn L. Farrell, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint Gordon D. Giffin and Dawn L. Farrell as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•                  FOR electing each nominated director;

•                  FOR re-appointing the auditors; and

•                  FOR the non-binding advisory vote on our approach to executive compensation.

Option 3.          Vote by Proxy

If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail

•     complete, date and sign the Proxy in accordance with the instructions included on the Proxy; and

•     return the completed Proxy in the envelope provided to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

By Telephone

•     call 1-888-489-7352 from a touch-tone phone and follow the voice instructions;

•     refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner; and

•     convey your voting instructions by use of touch-tone selections over the telephone.

By Internet

•     access the website www.cstvotemyproxy.com and follow the instructions;

•     refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and

•     convey your voting instructions electronically over the internet.

7	TransAlta Corporation 2017 Management Proxy Circular

Please note that your voting instructions must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment or postponement of the Meeting.  The time limit for the deposit of Proxies may be waived by the Chair of the Meeting at his or her discretion without notice.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before 10:00 a.m. (Calgary time) on April 18, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•     submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or

•     voting again by telephone or internet.

You can revoke a vote you made by Proxy by voting in person at the Meeting, provided you:

•     submit by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.  Your notice of revocation must be received before the close of business (Calgary time) on April 19, 2017, or in the case of any adjournment or postponement, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•     give a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment or postponement thereof.

BENEFICIAL SHAREHOLDER

You are a beneficial Shareholder if your shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”).  As the beneficial Shareholder, you may:

Option 1.          Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the form of proxy (or voting instruction form) provided by your Intermediary.

Option 2.          Vote in person

If you wish to vote in person at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the form of proxy (or voting instruction form).  Do not complete the voting section on the form of proxy (or voting instruction form) as your vote will be taken at the Meeting and return the form of proxy (or voting instruction form) to your Intermediary in the envelope provided.

Please note that if you are a U.S. beneficial Shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your form of proxy (or voting instruction form) to obtain a legal proxy.  Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, CST Trust Company, prior to the proxy deposit date in order to vote your shares in person.

Option 3.          Vote by telephone or the internet

If you wish to vote by telephone or the internet, follow the instructions for telephone and internet voting on the request for voting instructions form.

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow.

TransAlta Corporation 2017 Management Proxy Circular	8

Voting Results

Your vote is confidential.  CST Trust Company, our registrar and transfer agent, counts the votes and will only show us a Proxy if it is required by law, there is a proxy contest, or a Shareholder has written comments on the Proxy that are clearly intended for TransAlta’s management.

Questions? Contact our registrar and transfer agent CST Trust Company 1.800.387.0825 www.canstockta.com

9	TransAlta Corporation 2017 Management Proxy Circular

BUSINESS OF THE MEETING

There are four items of business:

1.         ELECTION OF DIRECTORS

TransAlta’s Articles of Amalgamation allow the Company to have not less than three and not more than 19 directors.  Our Board considers annually the number of directors required in order to provide for effective decision making, staffing of Board committees and to address succession planning requirements.

Nine directors have been nominated and are standing for election to the Board. All nominees are currently directors of the Company and each nominee has indicated his or her willingness to serve as a director.  Each director elected will serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is included on page 23 of this Proxy Circular.

Our Policy on Majority Voting

The Company’s majority voting policy provides that, in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  If for any reason the Board does not accept the resignation, it will promptly disclose its decision, including the reason for not accepting the resignation, in a press release and will also inform the TSX.  See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Nominees

By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at nine.  The nine directors being nominated for election in 2017 are listed below.  Each director has agreed to serve as a director if elected.

(i)	John P. Dielwart	(vi)	P. Thomas Jenkins
(ii)	Timothy W. Faithfull	(vii)	Yakout Mansour
(iii)	Dawn L. Farrell	(viii)	Georgia R. Nelson
(iv)	Alan J. Fohrer	(ix)	Beverlee F. Park
(v)	Gordon D. Giffin

The biographies of our nine nominees for election to the Board are listed in the following section.

TransAlta Corporation 2017 Management Proxy Circular	10

JOHN P. DIELWART(1)

Age: 64

Alberta, Canada

Director Since: 2014
Expected Retirement:  2024

Independent

Areas of Expertise

-Communications

-Engineering and Technical

-Financial Services /
 Investment Banking

-Environment / Climate Change

-Oil and Gas

-Regulatory / Compliance

-Strategy and Development

-Mergers and Acquisitions

Corporate Director.  Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd., which owns and operates oil and gas properties in Western Canada.  He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a market capitalization of approximately $10 billion.

After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. (“ARC Financial”) as Vice-Chairman.  ARC Financial is Canada’s leading energy-focused private equity manager. Mr. Dielwart provides leadership support for the executive team in the areas of internal governance and investment decision-making. With his extensive background in creating, building and leading one of Canada’s most successful oil and gas companies, mentorship of ARC Financial employees as well as management of ARC Financial’s investee companies is a primary responsibility. He is a member of ARC Financial’s Investment and Strategy committees, and currently represents ARC Financial on the board of Modern Resources Ltd. and Aspenleaf Energy Limited.

Prior to joining ARC Financial in 1994, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).  In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame.  Mr. Dielwart is also the Co-Chair of the Sheldon Kennedy Child Advocacy Centre.

Mr. Dielwart brings to the Company and the Board many years’ experience in leadership, entrepreneurship and knowledge of the commodity markets in which we operate, specifically oil and gas markets.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	8 of 9	88.89%
Audit & Risk Committee	8 of 8	100%	95.24%	$160,000
Governance and Environment Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	0	52,136	52,136	$383,200
2015	0	26,098	26,098	$121,356	On track
2014	0	1,947	1,947	$ 20,480

Other Public Board Directorships and Committee Memberships
Company	Committee
ARC Resources Ltd.	Health, Safety and Environment (Chair); Risk
Denbury Resources Inc.	Chair of the Board; Reserves & Health, Safety and Environmental
Tesco Corporation	Audit; Compensation (Chair)

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,187,887	98.00%	2,412,941	2.00%

11	TransAlta Corporation 2017 Management Proxy Circular

TIMOTHY W. FAITHFULL

Age: 72

London, UK

Director Since: 2003
Expected Retirement: 2018

Independent

Areas of Expertise

-Electric Energy / Utility

-Economics & Business

-Environment / Climate Change

-Human Resources

-International Operations

-Mining

-Oil and Gas

-Risk Management / Insurance

-Strategy and Development

Corporate Director.  Mr. Faithfull is a 36 year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and Chief Executive Officer of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, which at the time was the first fully integrated oil sands mining and upgrading venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and Chief Executive Officer of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s largest refinery, and its oil products trading business in Asia Pacific.

In the United Kingdom, he is a director and member of the Risk and Audit Committee of ICE Futures Europe (“IFEU”) and LIFFE Administration and Management, a leading global electronic exchange for energy, commodities, and financial futures.  He is a member of the Oversight Committee of the ICE Brent Index, used in settlement of Brent Crude oil futures contracts, for which IFEU is the regulated benchmark administrator.  He is a past director of Enerflex Systems Income Fund, Canadian Pacific Railway, AMEC plc, and Shell Pension Trust Limited.

In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre. In the United Kingdom, he is Chairman of the trustees of Starehe UK, which supports schools for disadvantaged children in Nairobi, Kenya, and a trustee of Canada UK Colloquium, all non-public entities.  He serves on the Committee to Review Donations to the University of Oxford.

Mr. Faithfull holds a Master of Arts (Philosophy, Politics and Economics) from the University of Oxford, U.K.  He is a Distinguished Friend of the University of Oxford and of the London Business School.

Mr. Faithfull brings to the Company and the Board many years of experience in leadership and, in particular, knowledge of large project development and commodity risk management in the oil and gas industry.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	8 of 9	88.89%
Audit & Risk Committee	8 of 8	100%	95.24%	$225,427(4)
Governance and Environment Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	50,194	72,758	122,952	$903,697
2015	21,643	68,821	90,464	$420,658	Meets
2014	9,688	63,641	73,329	$771,420

Other Public Board Directorships and Committee Memberships
Company	Committee
Canadian Natural Resources Limited	Health, Safety, Asset Integrity and Environment

Public Board Interlocks
Company	Director	Interlocking Committee
Canadian Natural Resources Limited	Gordon Giffin	Audit

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
115,338,336	95.64%	5,226,492	4.36%

TransAlta Corporation 2017 Management Proxy Circular	12 l

DAWN L. FARRELL(1)

Age: 57

Alberta, Canada

Director Since: 2012
Expected Retirement:  N/A

Non-Independent

Areas of Expertise

-Communications

-Construction

-Economics & Business

-Electric Energy / Utility

-Environment / Climate Change

-International Operations

-Mergers & Acquisitions

-Mining

-Strategy and Development

-Trading/Marketing

President and Chief Executive Officer of TransAlta Corporation.  Mrs. Farrell became President and Chief Executive Officer of TransAlta Corporation on January 2, 2012.  Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 30 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Chemours Company, a NYSE-listed chemical company, The Conference Board of Canada and the Business Council of Canada.

Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Master’s degree in Economics from the University of Calgary.  She has also attended the Advanced Management Program at Harvard University.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%	100%	N/A

Securities Held as at December 31 of respective year
Year	Common Shares(5)	Share Units(6)	Total	Market Value(2)	Share Ownership Requirement(7)
2016	135,262	505,764	641,026	$4,711,535
2015	134,100	321,044	455,144	$2,116,420	Meets
2014	133,894	140,106	274,000	$2,882,480

Other Public Board Directorships and Committee Memberships
Company	Committee
The Chemours Company	Compensation; Nominating & Governance

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
116,309,199	96.44%	4,291,629	3.56%

13	TransAlta Corporation 2017 Management Proxy Circular

ALAN J. FOHRER

Age: 66

California, U.S.A.

Director Since: 2013
Expected Retirement:  2023

Independent

Areas of Expertise

-Accounting, Finance & Tax

-Economics / Business

-Electric Energy / Utility

-Engineering & Technical

-Environment / Climate Change

-International Operations

-Regulatory & Compliance

-Strategy and Development

Corporate Director. Mr. Fohrer was Chairman and Chief Executive Officer of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) and one of the largest electric utilities in the United States. He was elected Chief Executive Officer in 2002 and Chairman in 2007.  In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of the international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President, Treasurer and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly held energy holding company, Blue Shield of California, a non-profit health insurance provider, and Synagro, a private waste management company

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., and Osmose Utilities Services, Inc.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Centre Foundation.

At TranAlta, Mr. Fohrer is the chair of the Audit and Risk Committee of the Board.

Mr. Fohrer holds a Master of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%	100%	U.S.$250,329(4)
Audit & Risk Committee	8 of 8	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	6,398	49,512	55,910	$410,939
2015	6,398	31,722	38,120	$177,260	On track
2014	6,398	7,148	13,546	$142,504

Other Public Board Directorships and Committee Memberships
Company	Committee
PNM Resources, Inc.	Audit and Ethics; Compensation and Human Resources

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,300,587	98.09%	2,300,241	1.91%

TransAlta Corporation 2017 Management Proxy Circular	14

AMBASSADOR GORDON D. GIFFIN(8)

Age: 67

Georgia, U.S.A.

Director Since: 2002

Board Chair Since: 2011
Expected Retirement: 2018

Independent

Areas of Expertise

-Electric Energy / Utility

-Environment / Climate Change

-Government / Public
 Administration

-Legal

-Regulatory & Compliance

-Oil & Gas

-Strategy and Development

Lawyer and Senior Partner, Dentons (law firm).  Ambassador Giffin is Senior Partner of the law firm of Dentons (formerly McKenna Long & Aldridge LLP), where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions related to trade, energy and public policy.  He has been engaged in the practice of law or government service for more than 40 years.  He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Ambassador Giffin has spent three decades as an attorney in the energy industry as an advisor, trying multiple energy regulatory cases before state and federal tribunals and courts, and handling transactions including mergers and acquisitions.  During a decade in public service, he was a senior attorney and advisor in the United States Senate where, among other matters, he worked on major energy public policy initiatives.  During his four years as United States Ambassador to Canada, he was Chief Executive Officer of a large government enterprise with in excess of a thousand people across Canada.  His substantive responsibilities included the entire array of policy matters in the Canada-U.S. context including energy policy.  He has substantial experience in dealing with issues at the intersection of industry and public policy.

Since leaving public office, he resumed his continental law practice and remains actively engaged in public policy initiatives and international affairs through membership in the Council on Foreign Relations and the Trilateral Commission.

Ambassador Giffin holds a Bachelor of Arts from Duke University (Durham, NC) and a Juris Doctorate from Emory University School of Law (Atlanta, GA).

At TransAlta, Ambassador Giffin is the Chair of the Board.

Ambassador Giffin brings to the Company and the Board experience in law, regulatory and governmental affairs that will assist the Company as it addresses continuous change in environmental law and other compliance matters.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%	100%	$444,316(4)

Securities Held as at December 31 of respective year
Year	Common Shares(9)	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	87,141	22,830	109,971	$808,287
2015	53,753	21,594	75,347	$350,364	On track
2014	36,488	19,969	56,457	$601,128

Other Public Board Directorships and Committee Memberships
Company	Committee
Canadian Imperial Bank of Commerce(10)	Management Resources and Compensation
Canadian National Railway Company	Audit; Donations and Sponsorship; Human Resources and Compensation (Chair); Investment Committee of CN’s Pension Trust Funds; Strategic Planning
Canadian Natural Resources Limited	Lead Director; Audit; Nominating and Corporate Governance (Chair)
ECN Capital Corp.	Compensation and Corporate Governance

Public Board Interlocks
Company	Director	Interlocking Committee
Canadian Natural Resources Limited	Timothy Faithfull	Audit

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
114,788,071	95.18%	5,812,757	4.82%

15	TransAlta Corporation 2017 Management Proxy Circular

P. THOMAS JENKINS(1)

Age: 57

Alberta, Canada

Director Since: 2014

Expected Retirement:  2029

Independent

Areas of Expertise

-Engineering & Technical

-Environment / Climate Change

-Human Resources /
 Executive Compensation

-International Operations

-Mergers & Acquisitions

-Risk Management

-Strategy and Development

-Technology/Research /
 Telecommunications

Corporate Director.  Mr. Jenkins is Chairman of Open Text Corporation and has served as a member of its board since 1994. Mr. Jenkins also served as President and Chief Executive Officer of Open Text from 1994 to 2005 and as Executive Chairman and Chief Strategy Officer from 2005 to 2013.

Mr. Jenkins has been active for more than 30 years in innovation and economic development in both the private and public sectors in Canada. He is also a director of Manulife Financial Corporation, Thomson Reuters Inc., an Executive Fellow at the School of Public Policy at the University of Calgary, and a Director of the C.D. Howe Institute.  He is the Chair of the National Research Council of Canada.

Prior to his work in the private sector, Mr. Jenkins served as a commissioned officer in the Canadian Forces Reserve and currently serves as Honorary Colonel of 409 Tactical Fighter Squadron in Cold Lake, AB.

At TransAlta, Mr. Jenkins is the chair of the Governance and Environment Committee of the Board and a member of the Human Resources Committee of the Board.

Mr. Jenkins holds an M.B.A. from the Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in engineering physics and commerce from McMaster University. Mr. Jenkins has received honorary doctorates from the University of Waterloo, York University, Carleton University, McMaster University and the Royal Military College of Canada.

He is a Fellow of the Canadian Academy of Engineering (FCAE).  He is the 2017 Companion of the Canadian Business Hall of Fame (CBHF). Mr. Jenkins was awarded the Canadian Forces Decoration (CD) and the Queen’s Diamond Jubilee Medal (QDJM).  Mr. Jenkins is an Officer of the Order of Canada (OC) for his contributions to education and innovation in Canada.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%
Governance and Environment Committee	4 of 4	100%	100%	$175,000
Human Resources Committee	6 of 6	100%

Securities Held as at December 31 of respective year
Year	Common Shares(11)	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	244,650	52,797	297,447	$4,137,151
2015	481,565	26,724	508,289	$2,363,545	Meets
2014	804,965	2,526	807,491	$5,092,637

Other Public Board Directorships and Committee Memberships
Company	Committee
Manulife Financial Corporation	Audit; Risk
Open Text Corporation	Chair of the Board
Thomson Reuters Corporation	Audit

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,831,284	97.70%	2,769,544	2.30%

TransAlta Corporation 2017 Management Proxy Circular	16

YAKOUT MANSOUR

Age: 69

California, U.S.A.

Director Since: 2011

Expected Retirement:  2020

Independent

Areas of Expertise

-Electric Energy / Utility

-Engineering & Technical

-Environment / Climate Change

-Risk Management / Insurance

-Regulatory and Compliance

-Strategy and Development

-Technology / Research /
 Telecommunications

-Trading

Corporate Director.  Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and Chief Executive Officer of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour’s leadership, the California market structure was completely redesigned, and CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid.

A Professional Engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of Power Engineering and received several distinguished awards for his contributions to the industry.

In 2009, Mr. Mansour was named to the U.S. Department of Energy Electricity Advisory Committee as a vice chair.  He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

Mr. Mansour holds a Bachelor of Science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a Master of Science from the University of Calgary (Calgary, AB).

Mr. Mansour brings to the Company and the Board decades of experience in our industry in generation, transmission and energy competitive markets in both a regulated and deregulated market environment.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%
Audit and Risk Committee	8 of 8	100%	100%	$227,934(4)
Governance and Environment Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	5,231	54,730	59,961	$440,713
2015	5,231	36,494	41,725	$194,022	On track
2014	5,231	22,670	27,901	$293,526

Other Public Board Directorships and Committee Memberships
None

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,134,448	97.95%	2,466,380	2.05%

17	TransAlta Corporation 2017 Management Proxy Circular

GEORGIA R. NELSON(12)

Age: 67

Illinois, U.S.A.

Director Since: 2014

Expected Retirement:  2022

Independent

Areas of Expertise

-Construction

-Electric Energy/Utility

-Engineering & Technical

-Environment / Climate Change

-Human Resources

-International Operations

-Mergers and Acquisitions

-Regulatory and Compliance

-Strategy and Development

-Trading/Marketing

President and Chief Executive Officer of PTI Resources, LLC.  Mrs. Nelson is President and Chief Executive Officer of PTI Resources, LLC, an independent consulting firm established in 2005.  Mrs. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy (EME), from 1999 to her retirement in 2005 and General Manager of EME Americas from 2002 to 2005. Her business responsibilities included management of regulated and unregulated power operations and a large energy trading subsidiary as well as the construction and operation of power generation projects in the United States, Puerto Rico, the United Kingdom, Turkey, Thailand, Indonesia, Australia and Italy. Mrs. Nelson has extensive experience in international business negotiations, environmental policy matters and human resources.

Mrs. Nelson is currently a director of Cummins Inc., Ball Corporation, and Sims Metal Management Ltd.  She is also a director of CH2MHILL Corporation, a privately held company.  Mrs. Nelson is a past director of Nicor, Inc.

Mrs. Nelson was a member of the Executive Committee of the National Coal Council from 2000-2015 and served as Chair from 2006-2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University. Mrs. Nelson was named to the 2012 National Association of Corporate Directors (“NACO”) Directorship 100. She is an NACO Board Fellow.

At TransAlta, Mrs. Nelson is the chair of the Human Resources Committee of the Board.

Mrs. Nelson holds a Bachelor of Science from Pepperdine University and a Master of Business Administration from the University of Southern California.

Mrs. Nelson brings to the Company and the Board specialized knowledge in the energy, coal and mining industry as well as human resources management.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%	100%	$250,329(4)
Human Resources Committee	6 of 6	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	0	46,938	46,938	$344,994
2015	0	29,287	29,287	$136,185	On track
2014	0	4,896	4,896	$51,506

Other Public Board Directorships and Committee Memberships
Company	Committee
Ball Corporation	Human Resources; Nominating / Corporate Governance
Cummins, Inc.	Audit; Compensation, Governance and Nominating
Sims Metal Management Ltd.	Safety, Health, Environment & Community; Remuneration

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,311,342	97.27%	3,289,486	2.73%

TransAlta Corporation 2017 Management Proxy Circular	18

BEVERLEE F. PARK(1)

Age: 55

British Columbia, Canada

Director Since: 2015
Expected Retirement:  2030

Independent

Areas of Expertise

-Accounting, Finance & Tax

-Electric Energy / Utility

-Environment / Climate Change

-Human Resources

-Mergers and Acquisitions

-Mining

-Risk Management/ Insurance

-Regulatory and Compliance

-Strategy and Development

Corporate Director.  Ms. Park is a senior executive with management and board experience in a range of industries, including forest products, shipping, mining, transportation, real estate, and electricity transmission.  Ms. Park spent seventeen years of her career with TimberWest Forest Corp. where she was most recently Chief Operations Officer until her retirement in 2013.  Over that time, she also held the roles of Interim Chief Executive Officer, President of the real estate division (Couverdon Real Estate) and Executive Vice President and Chief Financial Officer.

Having provided strong leadership at the Board, Chief Executive Officer, Chief Operations Officer and Chief Financial Officer level in publicly-traded, private and Crown corporations, Ms. Park has a breadth of experience in an array of operating environments and domestic and offshore markets with specific experience leading shareholder value creation, long term strategic repositioning, operational excellence, risk management, regulatory issues, restructuring and acquisitions and divestitures.

Ms. Park is currently a director of Teekay LNG Partners, a public company, where she chairs the Audit Committee.  Teekay LNG Partners is one the world’s largest independent owners of LNG and LPG carriers.  She is also a director of Silver Standard Resources Inc., a public mining company, focused on the operation, development, exploration and acquisition of precious metals projects in North and South America.  Most recently, Ms. Park was appointed to the Board of Governors at the University of British Columbia.  In addition, she is a director of InTransit BC.  Ms. Park was previously a director of the BC Transmission Corporation, where she chaired the Audit Committee.

Ms. Park holds a Bachelor of Commerce with distinction from McGill University (Montreal, QB), a Master of Business Administration from the Simon Fraser University Executive program and is also a Fellow of the Chartered Professional Accountants (FCAB)and Fellow of the Institute of Chartered Accountants (FCA) of British Columbia.

Ms. Park brings to the Company and to the Board 30 years of experience in finance and accounting as well as leadership experience in organizational change.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2016
Board of Directors	9 of 9	100%
Audit & Risk Committee	8 of 8	100%	100%	$166,000
Human Resources Committee	6 of 6	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2016	18,739	22,348	41,087	$301,989	On track
2015	9,293	9,530	18,823	$87,529

Other Public Board Directorships and Committee Memberships
Company	Committee
Silver Standard Resources	Audit; Safety and Sustainability
Teekay LNG Partners	Audit (Chair); Governance

Public Board Interlocks
None

Voting Results of 2016 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
118,098,113	97.92%	2,502,715	2.08%

19	TransAlta Corporation 2017 Management Proxy Circular

Notes:

(1)	The following nominee directors are Canadian residents: John P. Dielwart, Dawn L. Farrell, P. Thomas Jenkins and Beverlee F. Park.
(2)

The 2014 market value is based on the closing price of our Common Shares on the TSX on December 31, 2014 of $10.52; the 2015 market value is based on the weighted average closing share price of our Common Shares on the TSX for the 20 trading days prior to and including December 31, 2015 of $4.65; and the 2016 market value is based on the weighted average closing share price of our Common Shares on the TSX for the 20 trading days prior to and including December 31, 2016 of $7.35.

(3)

The five-year minimum shareholding requirement for independent directors is three times the retainer for directors ($480,000) and the Chair of the Board ($990,000). See “Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.

(4)

The compensation payable to Mr. Faithfull, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Mrs. Nelson are converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter.  The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(5)	As at December 31, 2016, Mrs. Farrell also owned 15,000 common shares of TransAlta Renewables Inc., a public subsidiary of the Company.
(6)

Mrs. Farrell’s Share Units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis – Our Variable Compensation Program”). As at December 31, 2016, she held 228,610 RSUs and 277,154 ODSUs. In addition, as at December 31, 2016, Mrs. Farrell held 457,218 Performance Share Units (“PSU”) and 395,628 options to acquire common shares. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(7)

Mrs. Farrell is subject to the requirements of the executive share ownership policy, requiring that she owns and holds four times her base salary, which she has met. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(8)

Ambassador Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(9)	As at December 31, 2015, Ambassador Giffin also owned 7,500 common shares of TransAlta Renewables Inc., a public subsidiary of the Company.
(10)	Ambassador Giffin will be retiring from the Board of Directors of Canadian Imperial Bank of Commerce in April 2017.
(11)	As at December 31, 2016, Mr. Jenkins also owned 120,000 Common Shares of TransAlta Renewables Inc., a public subsidiary of the Company.
(12)

Mrs. Nelson was a director of Tower International (“Tower”) from 2000 to 2007. In February 2005, Tower began a voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code. In July 2007, Tower completed the sale of substantially all of its assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P., and emerged from bankruptcy court protection.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of these nominees as directors.

Board Committees and Membership in 2016

Committees (Number of Members)
	ARC	GEC	HRC
	(5)	(4)	(3)
Independent Directors
William D. Anderson(1)		Ö	Ö
John P. Dielwart	√	√
Timothy W. Faithfull	√	√
Alan J. Fohrer	Chair
Gordon D. Giffin (Board Chair)(2)
P. Thomas Jenkins		Chair	√
Yakout Mansour	√	√
Georgia R. Nelson			Chair
Beverlee F. Park ▓	√		√
Management Director – Not Independent
Dawn L. Farrell(3)

√ - Member
▓ - Designated Audit Committee Financial Expert

Notes:

(1)                                  Mr. Anderson retired from the Board on April 22, 2016.

(2)                                  Ambassador Giffin is the Chair of the Board and attends committee meetings, but is not a member of any committee.

(3)                                  Mrs. Farrell is the CEO of TransAlta and as such is not a member of any committee.

TransAlta Corporation 2017 Management Proxy Circular	20

Director Meeting Attendance in 2016

Directors are expected to attend all regularly scheduled meetings of the Board and its committees.  Aggregate attendance for our directors in 2016 is 98.94%.  The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

	Board Meetings		Committee Meetings
Name	Regular (9 Meetings)	Ad Hoc(1) (1 Meeting)	ARC (8 Meetings)	GEC (4 Meetings)	HRC (6 Meetings)	Total Attendance
Anderson(2)	3 of 3	-	-	2 of 2	3 of 3	8 of 8 (100%)
Dielwart	8 of 9	-	8 of 8	4 of 4	-	20 of 21 (95%)
Faithfull	8 of 9	-	8 of 8	4 of 4	-	20 of 21 (95%)
Farrell(3)	9 of 9	-	-	-	-	9 of 9 (100%)
Fohrer	9 of 9	-	8 of 8	-	-	17 of 17 (100%)
Giffin(4)	9 of 9	1 of 1	-	-	-	10 of 10 (100%)
Jenkins	9 of 9	1 of 1	-	4 of 4	6 of 6	20 of 20 (100%)
Mansour	9 of 9	-	8 of 8	4 of 4	-	21 of 21 (100%)
Nelson	9 of 9	-	-	-	6 of 6	15 of 15 (100%)
Park	9 of 9	1 of 1	8 of 8	-	6 of 6	24 of 24 (100%)
Total	82 of 84	3 of 3	40 of 40	14 of 14	27 of 27	160 of 162 (99%)

Notes:

(1)	A special committee of the Board was established on an ad hoc basis to consider the Off-Coal Agreement, which was entered into with the Government of Alberta in November 2016.
(2)	Mr. Anderson retired from the Board on April 22, 2016.
(3)

Mrs. Farrell is not a member of any standing committee of the Board; however, she attends committee meetings (excluding the in camera portion of the meeting). As Mrs. Farrell is not a member of the committees, her attendance is not recorded.

(4)	Ambassador Giffin is not a member of any standing committee of the Board; however, as Chair of the Board, he attends committee meetings.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer.  The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Company’s Board.  We have no inter-locking relationships between compensation committee members and our President and Chief Executive Officer.

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin	Audit, Nominating, Governance and Risk (Chair)
	Timothy W. Faithfull	Health, Safety, Asset Integrity and Environment

Board Tenure

In order to support the renewal of skills, expertise and personal attributes on the Board, the Board has adopted, subject to the discretion of the Board, a mandatory retirement age of 72 and a maximum tenure of 15 years, whichever comes first, for all non-management directors.  According to this policy, subject to the discretion of the Board, Ambassador Giffin will be subject to retirement in 2017 since he has served on the Board for 15 years and Mr. Faithfull will be subject to retirement in 2017 since he has reached the retirement age of 72.

The average tenure for our director nominees is six years.

In 2016, the Board considered the one-year extension of the term of Ambassador Giffin as Chair of the Board and the one-year extension of the term of Mr. Faithfull as a Director of the Company to be essential components to permit the Board to most effectively meet the needs of the Company for the next year.   The Board, without Ambassador Giffin or Mr. Faithfull participating in deliberations, and on the recommendation of the GEC, unanimously approved the one-year extension of the term of Ambassador Giffin and Mr. Faithfull, which extensions will expire upon the conclusion of the annual meeting of Shareholders to be held in 2018.  The Board came to this conclusion based on, among other things, the special

21	TransAlta Corporation 2017 Management Proxy Circular

circumstances of the Company, the relatively short tenure of our director nominees and the need to ensure that the Board maintains an appropriate level of continuity and experience in and knowledge of the Company’s business. The Board also considered the numerous and valuable contributions that Ambassador Giffin and Mr. Faithfull provide the Board, including:

•                  in the case of Ambassador Giffin:

■                 the skill set of Ambassador Giffin and his unique ability to provide valuable contributions to the Company in navigating the current regulatory uncertainty;

■                 his extensive knowledge of the Company’s business received as Chair of the Board; and

■                 he has attended 100 per cent of Board meetings since his appointment as Chair in 2011, and

•                  in the case of Mr. Faithfull:

■                 the skill set of Mr. Faithfull, and particularly his knowledge and expertise with large development projects;

■                 his extensive experience with the Company, including serving on the Board as the Company was initially adapting to the implementation of the deregulated Alberta electricity market over ten years ago, which experience is expected to provide the Company with valuable insight and perspective in the current Alberta regulatory environment; and

■                 that Mr. Faithfull has attended in excess of 99 per cent of Board and applicable committee meetings since 2011.

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past ten years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ambassador Giffin was a director of Abitibi from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Québec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

Mrs. Nelson was a director of Tower from 2000 to 2007. In February 2005, Tower began a voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code. In July 2007, Tower completed the sale of substantially all of its assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P., and emerged from bankruptcy court protection.

TransAlta Corporation 2017 Management Proxy Circular	22

Skills Matrix

We maintain a skills matrix where directors indicate whether they have expertise and professional background in areas we think are essential for TransAlta.   The table below lists the areas of expertise presented within our Board.

	Dielwart	Faithfull	Farrell	Fohrer	Giffin	Jenkins	Mansour	Nelson	Park	Summary
Skill Experience and Expertise
Banking				√	√					2
Communications	√		√							2
Construction			√	√				√		3
Electric Energy / Utility		√	√	√	√		√	√	√	7
Environment / Climate Change	√	√	√	√	√	√	√	√	√	9
Financial Services / Investment Banking	√				√					2
International Operations		√	√	√		√		√		5
Mergers and Acquisitions	√		√	√	√	√		√	√	7
Mining		√	√						√	3
Oil & Gas	√	√			√					3
Regulatory / Compliance	√			√	√		√	√	√	6
Strategy and Development	√	√	√	√	√	√	√	√	√	9
Technology / Research / Telecommunication						√	√			2
Trading/Marketing			√	√			√	√		4
Professional Background
Accounting, Finance & Tax				√					√	2
Economics / Business		√	√	√						3
Engineering & Technical	√			√		√	√	√		5
Government Affairs, Public Administration				√	√					2
Human Resources / Executive Compensation		√		√	√	√	√	√	√	7
Legal					√					1
Risk Management / Insurance		√		√		√	√		√	5
Management Role
Active CEO			√							1
Recent CEO (last five years)	√									1
Recent CFO / Senior Executive (last five years)									√	1
Business Owner								√		1
Professional Role/Advisor				√	√	√	√			4

2.         FINANCIAL STATEMENTS

You will receive the Company’s 2016 audited consolidated financial statements, the auditors’ report and the related management’s discussion and analysis.  Copies will also be available at the Meeting.  In addition, the full text of the 2016 Annual Report in either English or French is available on our website at www.transalta.com/powering-investors/financial-and-annual reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.         APPOINTMENT OF AUDITORS

You will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders of the Company at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.

23	TransAlta Corporation 2017 Management Proxy Circular

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2016 and December 31, 2015, Ernst & Young LLP and its affiliates were paid $3,083,142 and $3,989,814 respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2016	2015
Audit Fees	$2,680,186	$3,549,473
Audit-related fees	363,959	440,341
Tax fees	39,000	0
All other fees	0	0
Total	$3,083,145	$3,989,814

No other audit firms provided audit services in 2016 or 2015.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2016 include payments related to 2015 in the amount of $1,384,384.

Audit-Related Fees

The audit-related fees in 2016 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting and miscellaneous accounting advice provided to the Company.  The audit-related fees in 2015 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, the issuance of an economic interest in certain assets owned by the Company to TransAlta Renewables Inc. and miscellaneous accounting advice provided to the Company.

Tax Fees

“Tax fees” relate to various tax related matters in our domestic and foreign operations.  In 2016, the Company incurred $39,000 in “Tax fees”.

All Other Fees

Nil.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such permissible categories identified under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).  This policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

TransAlta Corporation 2017 Management Proxy Circular	24

4.         ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular.  A detailed discussion of our executive compensation program follows in our Compensation Discussion and Analysis (“CD&A”), which includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs and the way performance is assessed and compensation decisions are made.  Our compensation strategy has been designed to attract, motivate and retain qualified executives to deliver on our business objectives.

As our Shareholder, on a non-binding and advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in connection with the 2017 annual meeting of Shareholders of the Company”.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the Human Resources Committee (the “HRC”), will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the advisory resolution on executive compensation.

5.                                     OTHER BUSINESS

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

25	TransAlta Corporation 2017 Management Proxy Circular

GOVERNANCE

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions, and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges.  Our corporate governance practices meet the governance rules of the TSX and Canadian Securities Administrators, including:

•                  National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings

•                  National Instrument 52-110, Audit Committees

•                  National Policy 58-201, Corporate Governance Guidelines

•                  National Instrument 58-101, Disclosure of Corporate Governance Practices

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers which can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and also on our website at http://www.transalta.com/Aboutus/CorporateGovernance/GovernanceGuidelines.

Our corporate governance practices also comply with applicable requirements enacted under U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•      ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•                  establishing key policies and standards to provide a framework for how we conduct our business;

•                  retaining directors, other than our CEO, that are independent;

•                  having a Board with individuals that have a mix of skills, knowledge and experience;

•                  providing for effectiveness of the Board through annual evaluations and continuing education of our directors; and

•                  facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

Codes of Conduct

One of our most valuable assets is our reputation.  A strong commitment to ethical conduct is a basic element of our corporate governance.  We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•                  Corporate Code of Conduct, which applies to all employees and officers of TransAlta and its subsidiaries;

•                  Directors’ Code of Conduct, which applies to our directors;

•                  Finance Code of Ethics, which applies to all financial employees of the Company; and

•                  Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing.

Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets.  The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct.  Our Corporate Code of Conduct goes

TransAlta Corporation 2017 Management Proxy Circular	26

beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all employees must comply.

Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct.  This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year.  The GEC receives an annual report on this sign-off process.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, traders and financial employees are available on our website at www.transalta.com/about-us/governance, and our Corporate Code of Conduct and Directors’ Code of Conduct have been filed on SEDAR at www.sedar.com.

Handling Conflicts Of Interest

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company.  Our policies provide that each director and executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board.  In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed.

Insider Trading

We have an insider trading policy (“Insider Trading Policy”) and reporting guidelines which places restrictions on insiders and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company.  Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•      establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors.  The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•      publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

•      establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•      requiring all reporting insiders to pre-clear transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.  Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations or any other matters they wish to bring to the attention of our Board.  All submissions can be made directly to the Chair of the ARC by identifying the submission with “subject matter 003”.  Submissions can also be made anonymously and may be made using our toll-free number.  The Chair of the ARC is advised of all complaints received.  All complaints are investigated and the ARC receives a report at every scheduled committee meeting on all findings.  If the findings are urgent, they will be reported to the Chair of the Board immediately.

27	TransAlta Corporation 2017 Management Proxy Circular

THE BOARD’S MANDATE

The General Governance Guidelines

Our Board is responsible for the stewardship of the Company and establishing our key policies and standards, including policies for the assessment and management of our risks.  The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our corporate governance responsibilities.  These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties.  We believe that these practices benefit all stakeholders and form the building blocks for long-term success.  These guidelines are reviewed annually by the GEC and the Board to ensure they reflect the most appropriate governance standards for the Company.  Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out his responsibilities and duties.  The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs.  To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of Board meetings, coordinates, in conjunction with the CEO and the Chief Legal and Compliance Officer and Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each committee chair to ensure that each of the committees’ functions are carried out.  In addition to his role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters.  A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/about-us/governance/board-committees.

Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to three standing committees: Audit and Risk, Governance and Environment and Human Resources.  The chair of each committee, who is guided by a mandate, is responsible for the organization of the committee and fulfillment of its mandate.  The committee charters along with the individual committee chair position description are on our website at www.transalta.com/about-us/governance/board-committees.

Please see each committee report in this Proxy Circular for an overview of their principal functions during 2016.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

The Board considers the responsibilities set out in our General Governance Guidelines, each of the committee charters, including the committee chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

TransAlta Corporation 2017 Management Proxy Circular	28

Strategic Planning

The Board also has oversight of our strategic planning process and monitors management’s performance in executing on our strategy and meeting the objectives of our strategic plan.  The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan.  The Board also receives updates on our strategic plan at each regular Board meeting and receives regular updates from our CEO on key matters.

Risk Management

The Board is responsible for overseeing risk and the risk assessment process, including:

•      making sure we identify our principal risks and assess those risks annually taking into consideration our risk appetite and any potential change due to changes in our business or the marketplace;

•      monitoring our risk management programs through the work of the committees, which report to the Board; and

•      ensuring that management has put in place systems to mitigate the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive enterprise risk management system that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC receives an update on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting.  The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks.  Both the ARC and HRC report to the Board following their respective meetings.  The Board receives an annual comprehensive review of the Company’s risk assessment.

Internal Controls

The Board, through the ARC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively.  The Board has also delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval.  In addition, the ARC is responsible for overseeing our internal audit function and our lead Internal Auditor meets regularly with the Chair of the ARC without the presence of management.

Meeting without Management or Non-Independent Directors

As a regular item on each Board and committee agenda, the independent directors are scheduled time to hold in camera sessions at which non-independent directors and members of management are not in attendance.  In 2016, the Board held in camera sessions of independent directors at the end of each regularly scheduled meeting of the Board.  Each of the standing committees of the Board also held regularly scheduled in camera sessions.  In 2016, the Board held eight, the ARC held six, the HRC held five, and the GEC held four in camera sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management.  It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession planning and compensation.

Our management succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the next role.  Included in this analysis is a review of skills, talent management and development needs.  If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role.  High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level.  The HRC is responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

29	TransAlta Corporation 2017 Management Proxy Circular

BOARD CHARACTERISTICS

Independence of Directors

The independence of our directors is determined annually by the Board at the recommendation of the GEC.  The GEC uses the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and National Instrument 52-110, Audit Committees.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley.  The criteria is also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.  The information required to make this determination is collected through the review of biographical material and questionnaires completed by the directors annually or prior to their appointment.  In determining if the director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.  For further information with respect to each director, see “Business of the Meeting - Election of Directors - Nominees” in this Proxy Circular.

The committees of the Board are made up of independent directors.

Our independent directors do not receive remuneration from us in excess of their retainers and travel fees and, to the extent applicable, meeting fees.  None of the directors (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.  The Board affirmatively determined that eight out of the nine nominated directors are independent.

Directors Who Are Not Independent

Mrs. Dawn L. Farrell, President and CEO of the Company and a director of the Company, is not independent.

Board Chair Independence

The Chair of the Board, Ambassador Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.  The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.  The renewal of Ambassador Giffin’s additional three-year term took effect in 2014 and will expire in 2017 following the annual meeting of Shareholders.  In July 2016, the Board, without Ambassador Giffin participating in deliberations, and on the recommendation of the GEC, approved a one-year extension of the term of Ambassador Giffin as Chair of the Board, which extension will expire upon the conclusion of the annual meeting of Shareholders to be held in 2018.  This one-year extension was approved due largely to the special circumstances the Company is currently facing, including the regulatory changes in Alberta and the transition of the Company to a clean power company. The GEC, in making its recommendation to the Board, considered the exceptional contribution of Ambassador Giffin as Chair of the Board and, among other things, the following factors:

•      the need to ensure that the Board maintains an appropriate level of continuity and experience in and knowledge of the Company’s business;

•      the skill set of Ambassador Giffin and his unique ability to provide valuable contributions to the Company in navigating the current regulatory uncertainty;

•      Ambassador Giffin’s extensive experience and knowledge of the Company’s business as Chair of the Board, which serves the best interests of the Company; and

•      that Ambassador Giffin has attended 100 per cent of Board meetings since his appointment as Chair in 2011.

TransAlta Corporation 2017 Management Proxy Circular	30

Diversity

At TransAlta, diversity is a principle which is supported both by our Board and senior management.  In 2015, the Board adopted a Board and Workplace Diversity Policy which recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages.

Our Board is currently comprised of three female directors (33%) and six male directors (67%).  With respect to executive officer positions, we have three women (33%) and five men (67%).  Women comprise 18% of our total workforce.

We have not adopted targets (as defined in National Instrument 58-101, Disclosure of Corporate Governance Practices) regarding women on our Board and in senior management positions.  TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions, including our CEO.  We believe that diversity enhances both the quality and effectiveness of our performance and is an important aspect to effective corporate governance.  In February 2017, our CEO was appointed to the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders.  This initiative is expected to promote the growth of women-owned enterprises and to further contribute to overall economic growth and competitiveness of Canada and the United States.

Our Board and GEC are committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account the skills, background and knowledge desired at that particular time to fulfill the Board’s mix of skills and experience.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations in order to enhance our pipeline of talent available for succession.  Based on these commitments, we have determined, at this time, that establishing targets would not be effective in ensuring that our Board and senior management are comprised of a greater number of individuals with diverse backgrounds and attributes.  Our policy is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity.

Attendance

We expect directors to attend all regularly scheduled Board and committee meetings.  As well, we expect our directors to attend our Company’s annual meeting of Shareholders.  In addition, should special Board and committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Directorships

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve.

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Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Dielwart, J.P.	ARC Resources Ltd.	TSX	Health, Safety and Environment (Chair); Reserves
	Denbury Resources Inc.	NYSE	Chair of the Board; Reserves and Health, Safety and Environment; Risk
	Tesco Corporation	NASDAQ	Audit; Compensation (Chair)
Faithfull, T.W.	Canadian Natural Resources Limited	TSX/NYSE	Health, Safety, Asset Integrity and Environment
Farrell, D.L.	The Chemours Company	NYSE	Compensation; Nominating & Governance
Fohrer, A.J.	PNM Resources, Inc.	NYSE	Audit and Ethics; Compensation and Human Resources
Giffin, G.D.	Canadian Imperial Bank of Commerce(1)	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Audit; Donations and Sponsorship; Human Resources and Compensation (Chair); Investment Committee of CN’s Pension Trust Funds; Strategic Planning
	Canadian Natural Resources Limited	TSX/NYSE	Lead Director; Audit; Nominating and Corporate Governance (Chair)
	ECN Capital Corp.	TSX	Compensation and Corporate Governance
Jenkins, P. T.	Manulife Financial Company Open Text Corporation Thomson Reuters	TSX/NYSE TSX/NASDAQ TSX/NYSE	Audit; Risk Chair of the Board Audit
Mansour, Y.	None
Nelson, G.R.	Ball Corporation	NYSE	Human Resources; Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit; Compensation; Governance and Nominating
	Sims Metals Management Ltd.	ASX	Safety; Health; Environment & Community; Remuneration
Park, B.F.	Silver Standard Resources	TSX/NASDAQ	Audit; Safety and Sustainability
	Teekay LNG Partners	NYSE	Audit (Chair); Governance

Note:

(1)          Ambassador Giffin will be retiring from the Board of Directors of Canadian Imperial Bank of Commerce in April 2017.

THE BOARD EXPERTISE

Orientation and Continuing Education

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order to allow incoming director to familiarize himself or herself with the demands of the role and the expectations of both the Board and management.  Once a new director joins the Board, they are provided with an orientation and education program that includes:

•                  a director’s manual containing written information about the directors’ duties and obligations, the Board, each committee (including the charter for each committee), the code of business conduct, our Insider Trading Policy, and a summary of our business and operations;

•     access to materials and minutes from recent Board and committee meetings;

•     discussions with each member of the senior management team to receive an orientation on TransAlta’s operations, generation technology, business development, legal, finance, investor relations, and human resource capital.  These meetings are aimed to provide new directors with an overall review of our business and capital structure; and

•     at the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

Continuing Education

Our continuing education for directors includes the following:

•                  presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to acquaint directors with TransAlta’s operations, operational staff and the communities in which we operate;

•     professional development courses.  For instance, our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors, organizations which promote the continuing education of directors;

•                  access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

TransAlta Corporation 2017 Management Proxy Circular	32

•                  presentations by management of TransAlta to provide directors information pertinent to our business; and

•     information sessions on topics suggested by directors.  The GEC sets a schedule for speakers and/or presentations from internal or external sources.

In 2016, our directors received presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
February	Cyber Security	TransAlta Corporation	All Directors
October	Pump-Storage Tutorial	TransAlta Corporation	All Directors
October	Analytical Strategy Assessment	Priiva Consulting Corporation	All Directors
November	Australian Operations and South Hedland Construction Tour	TransAlta Corporation	B. Park J. Dielwart

The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company’s business and strategic direction.

In 2016, the GEC developed an educational initiative that encourages a small number of directors to accompany the CEO on tours of the Company’s various businesses.  The business tours are intended to provide the directors with a “front-row seat” to the management and operations of the Company.  In 2016, the first director sessions were held in Australia and allowed Mr. Dielwart and Ms. Park to receive exposure to a wide range of Company activities, which included assessing the status of construction for the South Hedland power station, meeting with local Australian politicians and attending a number of employee sessions and customer meetings.  The Board recognizes that this initiative provides a unique opportunity to directors that allows them to expand their knowledge and expertise of the Company’s business.  Over the course of the next couple of years it is anticipated that all directors will have benefited by participating on such business tours.

Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements.  The Board has determined that all directors are financially literate according to this definition.  As well, Ms. Park qualifies as an “audit committee financial expert” as defined by the U.S. Securities Exchange Act of 1934.  This determination is based on an analysis of each director’s education, skills and experience.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations and liability that are greater than the duties, obligations and liability imposed on a member of the committee and Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.  During 2016, the HRC retained independent compensation consultants to advise it on the Company’s compensation plan.

See “Compensation Report on Executive Compensation — Use of External Advisors”.

33	TransAlta Corporation 2017 Management Proxy Circular

THE BOARD EFFECTIVENESS

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board committees, individual directors and the Chair’s performance.  Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

•     Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

•     Responses are reviewed by the GEC together with the Chair of the Board.

•     Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board.

•     The GEC and Board reviews and considers the proposed changes to the General Governance Guidelines of the Board.

•     A summary report is prepared by the Chair of the Board.

•     The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•     Areas of improvement and objectives are identified and monitored.

•     Suggestions are provided to CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

•     Board members assess and comment on the Chair of the Board’s performance measured against the position description.

•     Individual responses are received by the Chair of the GEC during one-on-one sessions with each member of the Board.

•     A summary report is prepared by the Chair of the GEC and provided to the Chair of the Board and the full Board during an in camera session.

•     Prior to expiry of the Chair of the Board’s first term, the Chair of the GEC makes recommendation to the full Board with respect to renewal of term.

Board Committees (Annual)	All Members of the Board

•     Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

•     Responses are reviewed by the GEC and Chair of the Board.

•     Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees.

•     The GEC and Board reviews and considers the proposed changes to the Committee Charters.

•     A summary report is prepared by the Chair of the Board.

•     The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•     The Chairs of the respective Committees are expected to follow-up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

•     Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

•     Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

• The Chair of the Board reports summary findings to the full Board during an in camera session.

TransAlta Corporation 2017 Management Proxy Circular	34

Identifying New Candidates for the Board

Each year the GEC reviews the size, composition and profile of our Board, taking into account succession planning, geographical representation, gender and diversity, disciplines, professional experience, strategy, and our direction in order to ensure it has the mix of skills and experience to guide TransAlta’s business and to execute our long-term strategy.  A competency/skills matrix that outlines the areas of expertise and experience of each director is maintained and regularly reviewed.  In line with our needs, the GEC maintains an evergreen list of potential nominees which is typically generated through individual referrals.  This list is reviewed annually to ensure that it remains current and that the candidates possess the mix of skills and experience required to meet our strategy and business needs.  The GEC also receives materials and proposals from third party search firms in connection with potential engagements for Board recruitment.

This year, the GEC determined that the current slate of directors and the size and composition of the Board meet the needs, both in terms of strategy and business, for the coming year.  In coming to this determination, the GEC considered the one-year extension of the term of Ambassador Giffin as Chair of the Board and the one-year extension of the term of Mr. Faithfull as a Director of the Company to be essential components to permit the Board to most effectively meet the needs of the Company for the next year.  The Board, without Ambassador Giffin or Mr. Faithfull participating in deliberations, and on the recommendation of the GEC, unanimously approved the one-year extension of the term of Ambassador Giffin and Mr. Faithfull, which extension will expire upon the conclusion of the annual meeting of Shareholders to be held in 2018.  The Board came to this conclusion because of, among other things, the special circumstances of the Company and the relatively short tenure of the Board, together with the numerous and valuable contributions that Ambassador Giffin and Mr. Faithfull provide the Board as a result of their unique skill sets.

Communications with Shareholders

To facilitate and foster relations with Shareholders and stakeholders and to ensure the prompt disclosure of material information, we have a Disclosure Policy.  The Board reviews this policy annually.  More generally, we communicate with our Shareholders and other stakeholders through a variety of means, including our annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and our website.  To further enhance our relationship with Shareholders, we have met with some of our Shareholders in order to discuss with them any concerns they may have or recommendations.  Shareholders may communicate with the Board by writing to us to the attention of: Chief Legal and Compliance Officer and Corporate Secretary, or by emailing corporate_secretary@transalta.com or by calling our Ethics Help-Line at 1.888.806.6646.  We also provide our Shareholders with the opportunity to vote, on an advisory basis, on our approach to executive compensation annually.

Copies of our annual and quarterly reports, news releases, dividend information, transcripts of our quarterly conference calls, and other corporate information considered helpful to investors may be found on our website at www.transalta.com/powering-investors/why-invest.

35	TransAlta Corporation 2017 Management Proxy Circular

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The ARC is comprised of independent directors in accordance with National Instrument 52-110 “Audit Committees”. All members of the ARC are “financially literate” as required by the New York Stock Exchange and the Canadian Securities Administrators.  Ms. Park is an “audit committee financial expert” defined by the U.S. Securities Exchange Act of 1934.

Alan Fohrer (Chair)	John Dielwart	Timothy Faithfull	Yakout Mansour	Beverlee Park

MANDATE

The ARC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the risk identification and assessment process conducted by management.

The full text of the ARC’s charter is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2016, the ARC completed the following:

Financial Reporting

•

reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management discussion and analysis;

•

received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•	received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
•	reviewed the Company’s annual information form for the year ended December 31, 2016 and relevant portion of this Proxy Circular.

Risk Management and Regulatory Compliance

•	received quarterly updates on the Company's assessment and mitigation of Cyber Security threats;
•	received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;
•	received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, developing risks forecast and programs/policies put in place to mitigate or address such risks;
•	together with the GEC, reviewed the Company’s insurance programs and coverage vis à vis its risk profile;
•

reviewed with the external auditors and the internal auditors the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•	reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;
•	reviewed the Company’s policies with respect to financial and commodity exposure management;
•	received quarterly updates on the Company’s financial and commodity exposure management activities;
•	received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and
•	reviewed the financial performance of the Company’s pension plans.

TransAlta Corporation 2017 Management Proxy Circular	36

External Auditors

•	reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for Shareholder approval;
•	adopted the Canadian Public Accountability Board’s Standards for auditor review and assessments;
•	reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made and the reasonableness of the assessments made by management;
•	reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;
•

obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•	approved the fees payable to the external auditors;
•	reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
•	reviewed and approved non-prohibited services to be provided by the external auditors; and
•

met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Information Technology

•	received updates from the Company’s IT department on cyber security system integrity, updates, and overall system security.

Internal Auditors

•	reviewed the mandate, independence, qualifications and resources of the internal auditor;
•	reviewed and approved the annual work plan and continued to monitor a three-year rolling plan of the internal audit department;
•	received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
•

reviewed and discussed with the Company's internal auditor (the "Internal Auditor") any complaints received from the Company’s Ethics Help-Line to ensure that all matters were investigated and addressed as required;

•	engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and
•

met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2016 the ARC:

•

met regularly with external auditors; the Internal Auditor; the CEO; the Chief Financial Officer ("CFO"); the Managing Director and Corporate Controller; the Chief Legal and Compliance Officer and Corporate Secretary and other members of management, as required;

•	met in camera, without management present, at the conclusion of six regularly scheduled ARC meetings;
•	reviewed the changes made to the Company’s trade compliance program; and
•	reviewed, considered, evaluated and recommended to the Board a proposed transaction pursuant to which the existing preferred shares would be exchanged for a new series of preferred shares.

The ARC has reviewed its mandate and is satisfied that it met the terms of its charter in 2016.

Alan J. Fohrer (Chair)   John P. Dielwart   Timothy Faithfull   Yakout Mansour   Beverlee Park

37	TransAlta Corporation 2017 Management Proxy Circular

REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GEC is comprised of independent directors.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment.

P. Thomas Jenkins (Chair)	John Dielwart	Timothy Faithfull	Yakout Mansour

MANDATE

The GEC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles.  The GEC is also responsible for board recruitment and for the nomination of directors to the Board and its committees.  In addition, the GEC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The charter of the GEC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2016, the GEC completed the following:

Corporate Governance

•

reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix in order to assess any skills gap and the future and strategic direction of the Company;

•

considered the retirement policy of the Board as it applied to Ambassador Giffin as Chair of the Board and Mr. Faithfull as a member of the Board, without Ambassador Giffin or Mr. Faithfull participating, and recommended the one year extensions of such terms to the Board;

•	evaluated the size of the Board and the composition of its committees to provide for staffing of each committee with the appropriate mix of skills and experience;
•	recommended the nominees to stand for election as directors at the annual general meeting;
•	reviewed and recommended amendments as required to the Company’s General Governance Guidelines;
•	reviewed and recommended amendments to the charters of each committee, which were approved by the Board;
•	reviewed and recommended amendments to the Terms of Reference of the Chair of the Board;
•	the Chair of the committee performed an evaluation of the Chair’s performance based on one-on-one discussions with each member of the Board;
•

reviewed the market competitiveness of directors' compensation and recommended to the Board revisions to director compensation to provide compensation in U.S. dollars to those directors that reside outside of Canada;

•

performed an evaluation of the Board and its committees and held a discussion in-camera at the Board on the results of the anonymous evaluations addressing also matters for improvement and change where applicable;

•	reviewed and approved the continuous education program for directors, ensuring that educational presentations by either company representatives or third parties are part of the Board’s regular agenda;
•	reviewed and approved the GEC portion of this Proxy Circular; and
•	together with the ARC reviewed the directors’ and officers’ insurance program and indemnity.

TransAlta Corporation 2017 Management Proxy Circular	38

Environment, Health and Safety (“EH&S”)

•	received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;
•

received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments as well as other draft initiatives and the potential impact such initiatives may have on the Company’s operations in Canada and the United States;

•	assessed the impact of the greenhouse gas policies implementation and other legislative initiatives on the Company’s business;
•	reviewed with management the EH&S policies of the Company;
•	received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
•	reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

In addition, during 2016 the GEC met in camera, without management present, at the conclusion of the four regularly scheduled GEC meetings.

The GEC has reviewed its mandate and is satisfied that it met the terms of its charter in 2016.

P. Thomas Jenkins (Chair)   John P. Dielwart   Timothy Faithfull   Yakout Mansour

39	TransAlta Corporation 2017 Management Proxy Circular

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent. Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, corporate governance, industry, finance and business judgment.

Georgia Nelson (Chair)	P. Thomas Jenkins	Beverlee Park

MANDATE

The HRC is empowered by the Board to review and approve key compensation and human resources policies of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company.  The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans, the adoption of human resources policies which support human rights and ethical conduct, the review and approval of executive management succession and development plans.

The charter of the HRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2016, the HRC completed the following:

•                  In January, the HRC reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the executives’ performance over the last year.  The HRC also set 2016 performance targets applicable to the Company's incentive plans;

•                  In February, the HRC reviewed and recommended to the Board for approval the variable compensation payable to the executives.  In making its recommendations, the HRC considered the performance of each executive, the Company and the financial results as a whole over the prior year.  The HRC also conducted a comprehensive review of compensation risks;

•                  In April, the HRC considered information pertaining to executive succession, compensation practices of the Company and considered the Company’s performance relative to incentive targets;

•                  In July, the HRC reviewed and revised the comparator group to ensure its continued alignment with the Company;

•                  In October, the HRC reviewed the executive employment agreements as well as the CEO role description; and

•                  In December, the HRC reviewed and approved the financial targets and metrics for the variable compensation plans for 2017 and conducted a review of the risk assessment completed with respect to the variable compensation targets as against the proposed budget.

In 2016, the HRC also:

•                  recommended to the Board approval of Long Term Incentive Plan grants;

•                  conducted annual salary reviews for executive officers;

•                  reviewed achievements of variable compensation plans at each of its regularly scheduled meetings;

•                  together with the ARC,reviewed the 2016 annual pension report;

•                  reviewed the HRC charter and approved the 2017 HRC work plan; and

•                  reviewed and approved updated share ownership guidelines for the Company’s officers.

In addition, during 2016 the HRC met in camera, without management present, at the conclusion of five regularly scheduled HRC meetings.

The HRC has reviewed its mandate and is satisfied that it met the terms of its charter in 2016.

Georgia R. Nelson (Chair)   P. Thomas Jenkins   Beverlee F. Park

TransAlta Corporation 2017 Management Proxy Circular	40

COMPENSATION

REPORT ON DIRECTOR COMPENSATION

Philosophy and Approach

The Board is responsible for developing and implementing the directors’ compensation plan and has delegated to the GEC the responsibility to consider and make recommendations to the Board regarding director compensation.  The compensation practices for directors take into consideration:

•                  the complexity of the industry and size of the business;

•                  the retention and attraction of qualified individuals to serve as directors on the Board;

•                  the provision of competitive compensation; and

•                  the importance we place on aligning directors’ compensation with the interests of Shareholders.

The GEC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada.  It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors, the Company benchmarks its compensation to the median of Canadian companies of similar size from a revenue, asset and market capitalization basis, as well as companies in our marketplace with which we compete for director talent.  Beginning January 1, 2015, a flat fee compensation system for the independent directors was implemented.  During 2016, the Board considered changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GEC, revisions to director compensation in order to provide compensation denominated in U.S. dollars for those directors that reside outside of Canada.  In recommending the change to director compensation, the GEC considered, among other things, the compensation practices of comparable companies and the potential impact on attracting and retaining experienced, skilled and knowledgeable directors.  No adjustments were made to the annual retainer or meeting fees payable to Canadian resident directors.

Components of Compensation for 2016

Retainers(1)	Amount(2)
Chair of the Board	$330,000
Board Member	$160,000

Committee Chair Annual Retainer Fees
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance and Environment Committee	$15,000

Fee for each Board meeting in excess of ten	$1,500

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000

Note:

(1)

For 50% of the retainer, the director can choose to receive it as cash, deferred share units or common shares. For the other 50% of the retainer, the director can choose to receive it as deferred share units or common shares.

(2)	The amounts are in Canadian dollars for directors that reside in Canada and in U.S. dollars for directors that reside outside of Canada.

41	TransAlta Corporation 2017 Management Proxy Circular

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board.  As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on the 13th day of the last month of each compensation quarter.  The DSU account of each director is also credited with units equivalent to cash dividends declared based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his or her account multiplied by the then market value of a TransAlta common share, less applicable taxes.  At December 31, 2016, the accrual in respect of DSUs currently outstanding to directors was $2,779,161.78, based on the closing price of a TransAlta common share on December 31, 2016 of $7.43.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above.  Each independent director is required to acquire and hold a minimum value of three times the director’s annual retainers.  In February 2016, the Board amended the external directors’ share ownership policy to increase the period of time directors have to meet their share ownership requirements from three years to five years.  New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board.

Shareholdings of Directors at December 31, 2016

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2016 Annual Retainer	Ownership Requirement Met(3)
J.P. Dielwart – 2014	2016	52,136	26,037	$383,200	0.79x	2.39x	On-track(4)
	2015	26,098		$121,356		0.76x
T.W. Faithfull – 2003	2016	122,952	32,488	$903,697	1.88x	5.65x	Yes
	2015	90,464		$420,658		2.63x
D.L. Farrell – 2012	2016	641,026	185,882	$4,711,535	4.91x	N/A	Yes(5)
	2015	455,144		$2,116,420		N/A
A.J. Fohrer – 2013	2016	55,910	17,790	$410,939	0.86x	2.57x	On-track
	2015	38,120		$177,260		1.11x
G.D. Giffin – 2002	2016	109,971	34,624	$808,287	0.86x	2.45x	On-track
	2015	75,347		$350,364		1.06x
P.T. Jenkins – 2014	2016	297,447	(210,842)(6)	$4,137,151	8.62x	25.86x	Yes
	2015	508,289		$2,363,545		14.77x
Y. Mansour – 2011	2016	59,961	18,236	$440,713	0.92x	2.75x	On-track
	2015	41,725		$194,022		1.21x
G. Nelson – 2014	2016	46,938	17,651	$344,994	0.72x	2.16x	On-track(7)
	2015	29,287		$136,185		0.85x
B.F. Park – 2015	2016	41,087	22,264	$301,989	0.63x	1.89x	On-track(8)
	2015	18,823		$87,529		0.55x

Notes:

(1)

Includes units credited in lieu of reinvested dividends. See “Report on Director Compensation — Components of Compensation for 2016 — Deferred Share Units” for further information on the DSU plan. Mrs. Farrell’s Share Units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, RSUs and ODSUs (as described under “Compensation Discussion and Analysis — Our Variable Compensation Program”). As at December 31, 2016, she held 228,610 RSUs and 277,154 ODSUs. In addition, as at December 31, 2016, Mrs. Farrell held 457,218 PSUs and 395,628 options to acquire common shares. See “Compensation Discussion and Analysis — Shareholder Alignment — Share Ownership Requirements”.

(2)

The 2015 value is based on the weighted average closing price of a TransAlta common share on the TSX for the 20 trading days prior to and including December 31, 2015 of $4.65 and the 2016 value is based on the weighted average closing price of TransAlta common share on the TSX for the 20 trading days prior to and including December 31, 2016 of $7.35.

(3)	Independent directors now have until the later of five years from the date they joined the Board and February 17, 2018 to meet the independent

TransAlta Corporation 2017 Management Proxy Circular	42

directors’ share ownership requirement.
(4)	Mr. Dielwart was appointed to the Board on October 1, 2014 and has until October 1, 2019 to meet the requirement.
(5)	Mrs. Farrell is required to hold four times her base salary in accordance with the executive share ownership policy. Mrs. Farrell has met this requirement.
(6)	In September 2016, Mr. Jenkins sold 237,000 Common Shares of the Company and purchased 120,000 Common Shares of TransAlta Renewables Inc.
(7)	Mrs. Nelson was appointed to the Board on April 29, 2014 and has until April 29, 2019 to meet the requirement.
(8)	Ms. Park was appointed to the Board on April 28, 2015 and has until April 28, 2020 to meet the requirement.

Summary of Directors’ Compensation for the Fiscal Year 2016

Beginning January 1, 2015, a flat fee compensation system for the independent directors was implemented.  The flat fee provides each independent Board member an annual retainer of $160,000 and the Chair of the Board an annual retainer of $330,000.  The flat fee includes up to ten (10) Board meetings and for every Board meeting after ten (10), a meeting fee of $1,500 is paid.  During 2016, the Board considered recent changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GEC, revisions to director compensation in order to provide compensation referral to U.S. dollars for those directors that reside outside of Canada.

The fees were determined in recognition of the significant time and energy required of the directors in the performance of their duties.  Directors are expected to prepare for and attend an average of five Board meetings per year, participate on Board committees and ensure that they stay informed about the Company’s business and the rapidly changing business and regulatory environment.  In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations.

Name	Fees Earned ($)	Board Meeting Fee(1) ($)	Chair Fee (Committee) ($)	Share-based awards ($)	All other compensation ($)	Total ($)
W.D. Anderson(2)	24,835	-	-	20,000	4,500	49,335
	(Cash)			(DSU)
J.P. Dielwart	80,000	-	-	80,000	-	160,000
	(DSU)			(DSU)
T.W. Faithfull(3)	104,850	-	-	104,850	15,727	225,427
	(Shares)			(Shares)
D.L. Farrell(4)	N/A	N/A	N/A	N/A	N/A	N/A

A.J. Fohrer(3)	104,850	-	32,766	104,850	7,864	250,329
	(Cash)		(ARC)	(DSU)
G.D. Giffin(3)(5)	216,253	-	-	216,253	11,810	444,316
	(Cash)			(Shares)
P.T. Jenkins	80,000	-	15,000	80,000	-	175,000
	(DSU)		(GEC)	(DSU)
Y. Mansour(3)	104,850	-	-	104,850	18,234	227,934
	(Cash)			(DSU)
G.R. Nelson(3)	104,850	-	32,766	104,850	7,864	250,329
	(Cash)		(HRC)	(DSU)
B.F. Park	80,000	-	-	80,000	6,000	166,000
	(Shares)			(DSU)
TOTAL	900,488		80,532	895,653	71,999	1,948,672

Notes:

(1)

The flat fee includes for up to ten (10) Board meetings. For every Board meeting after ten (10), a meeting fee of $1,500 per meeting is paid. In 2016, there were only 9 Board meetings and, as a result, no additional Board meetings fees were payable.

(2)	Mr. Anderson retired from the Board on April 22, 2016.

43	TransAlta Corporation 2017 Management Proxy Circular

(3)

The compensation payable to Mr. Faithfull, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Mrs. Nelson are converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(4)

Mrs. Farrell is the CEO of the Company and did not receive any Director compensation. Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(5)	Ambassador Giffin is Chair of the Board.

Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2016.

Director	Cash (%)	Equity (%)

W. Anderson(1)	50	50
J.P. Dielwart	-	100
T.W. Faithfull	-	100
D.L. Farrell(2)	N/A	N/A
A.J. Fohrer	50	50
G.D. Giffin	50	50
P.T. Jenkins	-	100
Y. Mansour	50	50
G.R. Nelson	50	50
B.F. Park	-	100

Notes:

(1)                     Mr. Anderson retired from the Board on April 22, 2016.

(2)                     Mrs. Farrell as President and CEO of the Company does not receive compensation as a director.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see the table “Summary of Directors’ Compensation for the Fiscal Year 2016”.

TransAlta Corporation 2017 Management Proxy Circular	44

REPORT ON EXECUTIVE COMPENSATION

Letter to Shareholders

As the Chairs of the Board and the HRC, we are pleased to share with you the Board’s approach to considering and determining compensation for TransAlta’s most senior executive officers for 2016. The design and application of TransAlta’s executive compensation strategy is a key responsibility of the Board. Our approach is based on three key tenets: pay for performance, alignment with Shareholder interests and sound risk-management principles.

We exited 2016 with confidence that the work the Company accomplished to transition to a new carbon regime will both restore value to TransAlta and solidly position TransAlta for future opportunities. Key successes of the year include the following:

•     we signed an Off-Coal Agreement with the Government of Alberta for the cessation of coal-fired emissions from Keephills 3, Genesee 3, and Sheerness. This agreement entitles the Company to 14 annual payments of $37.4 million, starting in 2017;

•     we signed a Memorandum of Understanding with the Government of Alberta that outlines our cooperative work to:

•      transition our coal plants to natural gas and extend their useful lives;

•      realize value in our hydro and wind power assets through greenhouse gas offset credits;

•      begin to develop our Brazeau Pumped Storage project, one of the leading hydroelectric power projects in Canada; and

•     develop a capacity market in Alberta that ensures both current and new electricity generators will have a level economic playing field to build, buy and sell electricity.

•     we received a 100% favourable decision by the arbitrators when they upheld TransAlta’s force majeure claim at Keephills, which allowed us to reverse the approximately $95 million provision;

•     financially, we outperformed 2015 and met our 2016 goals by delivering comparable earnings before interest, depreciation, and taxes (“EBITDA”) of $1.15 billion, funds from operations (“FFO”) of $763 million, and free cash flow (“FCF”) of $259 million, all in one of the lowest commodity price cycles that the Alberta market has ever experienced;

•     we raised approximately $360 million of project debt and now have access to $1.7 billion in liquidity. This will be used to settle the $400 million of senior notes with maturities coming due in June 2017. We also maintained our investment grade credit rating with S&P, Fitch, and DBRS;

•     operationally, we delivered fleet availability of 89%, just ahead of 2015, and our injury frequency rate of 0.85 was the second-best in the Company’s history; and

•     we advanced construction of our 150 megawatt South Hedland combined cycle gas-fired power plant in Australia, which we expect to put into service in mid-2017.

The achievements highlighted above can also be seen in our recent share price performance. Since January 1, 2016 our share price on the TSX has increased approximately 60% and our total shareholder return (“TSR”) ranked in the 80th percentile relative to the S&P/TSX Composite Index.

Our Philosophy

The Board believes that an effective compensation program needs to be competitive within its marketplace and rewards performance through the achievement of specific annual and long-term financial and strategic goals. The Board has developed compensation plans that encourage decisions that optimize resource allocation, encourage prudent financial and operational improvements, and foster an environment of continued growth for the Company. Therefore, pay for performance is the guiding principle the Board utilizes to determine the compensation of the Company’s executive officers.

The Board is also committed to having a compensation strategy that is balanced, transparent and accurately reflects the experience of our Shareholders.

45	TransAlta Corporation 2017 Management Proxy Circular

2016 CEO Performance and Compensation

Company performance is the most significant factor the Board and the HRC considers in determining incentive payouts for the CEO. As such, the Company’s incentive plans focus on financial performance. In 2016, the achievements delivered by TransAlta under Mrs. Farrell’s leadership significantly enhanced the value of the Company and positioned it for future growth and success. The Board and the HRC believe these achievements were not wholly captured by incentive plan metrics. Accordingly, consistent with our pay for performance principles, the Board and the HRC exercised their discretion to recognize that performance.

The Board and the HRC also believe the resulting CEO incentive payout levels are the best reflection of the Company’s performance and the Shareholders’ experience in 2016:

Annual Incentive Compensation (“AIC”)

•     Mrs. Farrell’s 2016 AIC award was $1,729,000, which represents 200% of target. Although this is above the 166% corporate scorecard result, the Board and the HRC believe an adjustment was necessary to ensure Mrs. Farrell’s AIC accurately reflected and captured her outstanding achievements.

Outstanding Leadership and Recognition Award

•     The Board and the HRC believe 2016 was the most significant and impactful year for TransAlta and its Shareholders in many years. Mrs. Farrell demonstrated extraordinary leadership on the coal negotiations with the Government of Alberta, and the integrity of the Company’s operations were evidenced from the 100% favourable decision on the Company’s force majeure arbitration case. From these accomplishments, the Board and the HRC awarded Mrs. Farrell with a one-time special payment of $1,000,000.

Long-term Incentive Plan (“LTIP”)

•     Mrs. Farrell received an LTIP grant of $2,090,000 (i.e. 220% of her then base salary of $950,000) for the performance period 2014 to 2016. The grant consisted of PSUs (weighted 2/3rds) and RSUs (weighted 1/3rd). These share units vested on January 1, 2017. Based on the PSU scorecard result of 23%, as well as the closing share price on December 31, 2016 of $7.43, Mrs. Farrell’s LTIP payout was $672,604, or 32% of target.

The performance-based nature of Mrs. Farrell’s incentive compensation is also evidenced by the comparison of her target and realized compensation for the last three years:

Year	Target Compensation (1) $000	3 Year Average Realized Compensation (2) $000	Realized Compensation as a % of Target Compensation
2016	$3,653	$3,327	91%
2015	$3,965	$2,330	59%
2014	$3,965	$1,895	48%

Notes:

(1)    Target Compensation includes base pay, perquisites and variable compensation if paid at target.

(2)    Realized Compensation includes the three-year average of base salary, perquisites, AIC and LTIP payouts.

Our Responsibility to Get it Right

The Board and the HRC are committed to maintaining a compensation program that attracts, retains and motivates top executive talent to deliver the right outcome for our Shareholders and other stakeholders. The Board and the HRC are committed to the principle that compensation is aligned with performance and incents actions designed to achieve strategic goals. The HRC is advised by independent experts and the HRC performs rigorous analysis in assessing the performance of the Company and the individual executives. The Board and the HRC are committed to delivering on our long-term strategy in a manner that reflects the responsible stewardship of your capital. The Board and the HRC welcome your feedback and encourage you to use the communication mechanisms outlined in this Proxy Circular. Further, we provide Shareholders with an advisory “Say on Pay” vote through which you can express a view on TransAlta’s approach to executive compensation. This advisory resolution is provided on page 25 of this Proxy Circular. On behalf of the members of the HRC and the Board, we thank you for your continued support of TransAlta.

Georgia R. Nelson Chair of the HRC	Gordon D. Giffin Chair of the Board

TransAlta Corporation 2017 Management Proxy Circular	46

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia. The nature of our business impacts the design of our compensation strategy and how we deliver compensation over time. Our objective is to generate economic value for our Shareholders by investing our capital in ways that maximize returns over the short, medium and long-term, consistent with our risk appetite. Our business is capital-intensive and the benefits of business decisions made today may not be realized until several years in the future.

The HRC and the Board annually review and assess TransAlta’s compensation program to ensure there is:

•                  a well-defined link between executive compensation and the strategic goals of the Company;

•                  rigour in setting performance goals and assessing performance; and

•                  a clear link between pay and performance.

This Compensation, Discussion and Analysis (“CD&A”) provides a detailed discussion of the principles, structure and policies that underpin our executive compensation program.

Our disclosure is organized as follows:

Our Guiding Principles	Page 47
Compensation Plan Changes for 2017	Page 48
Compensation Governance	Page 48
Annual Compensation Risk Review Process	Page 49
Ensuring Competitive Compensation at TransAlta	Page 50
Shareholder Alignment	Page 52
Our Fixed Compensation Plans in 2016	Page 53
Our Variable Compensation Plans in 2016	Page 54
2016 Variable Compensation Performance	Page 56
2016 Pay Decisions of the HRC and the Board	Page 57
2016 CEO Pay for Performance Analysis	Page 58
2016 NEO AIC Analysis	Page 60
Summary Compensation Table	Page 66
Other Required Disclosure	Page 67

For the fiscal year ended December 31, 2016 our Named Executive Officers (“NEOs”) were:

•                  Dawn L. Farrell, President and Chief Executive Officer;

•                  Donald Tremblay, Chief Financial Officer;

•                  Brett M. Gellner, Chief Investment Officer;

•                  John H. Kousinioris, Chief Legal and Compliance Officer and Corporate Secretary; and

•                  Wayne A. Collins, Executive Vice-President, Coal and Mining Operations.

Our Guiding Principles

In addition to the detailed descriptions in this CD&A, the guiding principles of our approach to executive compensation, and the process by which the Board made its decisions in 2016, were:

1.                                     align executive pay to performance through a mix of short and long-term incentive programs;

2.                                     emphasize performance-based compensation, with the majority of executive pay “at-risk”;

3.                                     focus variable compensation on financial performance;

4.                                     ensure executives are substantial shareowners to align their interests with the interests of Shareholders; and

5.                                     attract and retain executives to lead the Company to achieve its strategy and growth objectives without taking excessive risks.

47	TransAlta Corporation 2017 Management Proxy Circular

Compensation Plan Changes for 2017

Effective for the 2017 performance year, the Board has modified the Company’s variable compensation plans to enhance the alignment of interests between our executives and Shareholders:

•                  For our AIC plan:

•                  awards will no longer be funded through a pool determined as a percentage of FFO, instead being solely determined by corporate and, where applicable, business unit and individual performance. We note, however, that our AIC plan will continue to feature a “circuit breaker” whereby no AIC awards are paid if $700 million FFO is not achieved; and

•                  in addition to the corporate performance scorecard, our business unit performance scorecards will be cascaded all the way down the organization, which we believe will further drive individual performance and accountability.

•                  For our LTIP:

•                  as a reflection of our pay-for-performance philosophy, we have increased the weighting on PSUs from 50% to 55% and reduced the weighting on stock options from 25% to 20%;

•                  PSU metrics for 2017 grants have been refined and will be based on FFO-to-Debt (weighted 70%) and substantial advancement on our transition to renewable energy (weighted 30%). Relative TSR will continue to be used as a modifier (0.8x to 1.2x) to the scorecard result; and

•                  PSU metrics for 2015 and 2016 grants have been recalibrated to reflect the significant headwinds brought forward by the new realities in TransAlta’s market, namely the forced closure of coal-fired generation plants in Alberta.

Compensation Governance

In setting our compensation strategy, and in designing and applying all elements of compensation, the HRC:

•      oversees the implementation of our compensation strategy to ensure that it aligns with our corporate objectives and performance as a whole;

•      ensures, through effective policy and compensation plan design, that the interests of executives are aligned with those of long-term Shareholders;

•      reviews the competitiveness of our compensation strategy, taking into account incentive design and compensation levels of companies in our Comparator Group (as defined herein);

•      undertakes an annual review of compensation-related risks to ensure that the program design, processes and safeguards in place are effective to mitigate excessive risk-taking; and

•      receives and considers advice from its independent advisor, Willis Towers Watson.

The following diagram illustrates the process we follow to set and implement our compensation strategy:

TransAlta Corporation 2017 Management Proxy Circular	48

Annual Compensation Risk Review Process

The Board believes that our executive compensation program does not raise the Company’s risk profile. This conclusion is based in part on a comprehensive annual compensation risk review conducted by the HRC as part of its mandate. The focus of this review is to ensure that we have safeguards in place to identify and mitigate compensation-related risks. We also ensure our mitigation measures are effective by conducting an annual or bi-annual audit through our Enterprise Risk Management process by engaging outside advisors to perform this assessment on an independent basis.

We believe that this risk review process is an effective vehicle for examining compensation risk and mitigation strategies. The review considers the major risks of our business, which include equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact. In addition, our review takes into consideration our compensation philosophy, pay mix balance, incentives and performance measures, stock-based compensation and ownership requirements. The mix and balance of these various measures, including the limits to our variable compensation plans, are also reviewed. Our plans are based on Company-wide financial metrics and payouts are based on a combination of absolute and relative measures. In addition, the HRC receives management’s analysis and stress testing of the factors included in the annual budget, which is the basis for establishing the Company’s various targets. This results in targets which are set within our risk appetite and which provide sufficient incentive for our executives to pursue our corporate objectives.

A comprehensive compensation-related risk assessment was undertaken by Willis Towers Watson for the 2013 performance year, which captured the changes we were making to our executive incentive plans at that time. The HRC has updated this assessment for each year following, and its independent consultant, Willis Towers Watson, supports the HRC’s findings that our pay programs and policies are not reasonably likely to have a material adverse effect on TransAlta, our business or our values.

Safeguards Which Mitigate Compensation Risks

We believe the following measures limit excessive or inappropriate risk-taking or payments:

49	TransAlta Corporation 2017 Management Proxy Circular

Performance Analysis

When assessing performance, the HRC and the Board take into consideration the objective and pre-defined performance metrics, the individual’s performance in meeting his or her goals, and the individual’s overall contributions to the Company. The HRC’s and the Board’s comprehensive assessment of the results achieved take the following into consideration:

The HRC and the Board also take into consideration the total compensation of the executives over a performance period to ensure that it aligns with the Company’s performance.

Ensuring Competitive Compensation at TransAlta

Total compensation is designed to first recognize performance in achieving our strategic goals. We also need to attract, retain and motivate strong leaders. To remain competitive in the industry, we target pay at the 50th percentile of the Comparator Group when goals are achieved.

To motivate our executives to surpass expectations, we provide opportunities to achieve higher levels of pay through variable compensation if the Company and the executives exceed their goals.

Industry Benchmarking – Our Comparator Group

We strive to be competitive in the market in which we compete for talent. Competitiveness for our executives is determined from data collected by external consulting firms, using a cross-section of comparable Canadian and U.S. companies (the “Comparator Group”) within our industry, or with which we compete for executive talent. We also take into consideration the effect of competing in Calgary, Alberta.

Our Comparator Group is reviewed on an annual basis and, in 2013, we re-aligned it to include companies which are of a similar size to us from a revenue, asset and market capitalization basis, as well as companies in our marketplace with which we compete directly for executive talent. Additionally, we weight Canadian-based companies at 75% and U.S.-based companies at 25%, irrespective of the number of companies sourced. The HRC and the Board believe this Comparator Group provides for relevant market comparators for the Company.

The HRC reviews the compensation data from the Comparator Group to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to our compensation strategy. We target the 50th percentile of the Comparator Group.

The following table lists the companies that were used in our 2016 executive compensation review:

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Use of External Advisors

The HRC and management retain separate external compensation advisors.

HRC Advisors

In 2016, the HRC engaged Willis Towers Watson to assist with its ongoing review of our compensation strategy. Willis Towers Watson provided independent advice to the HRC on the Company’s AIC plan and LTIP, as well as on executive compensation, and on matters raised during the HRC’s meetings.

The HRC annually confirms the independence of its advisor and reviews whether the work provided raises any conflicts of interest. The HRC determined that Willis Towers Watson had no such conflicts in 2016 as they do not perform any work related to executive compensation without the expressed consent of the HRC. The HRC has therefore conclusively determined that Willis Towers Watson is independent. In addition, to ensure Willis Towers Watson’s continued independence, the HRC approves all executive compensation related fees and terms of service.

Management Advisors

Following the HRC’s decision to engage Willis Towers Watson, Management no longer engages Willis Towers Watson, except for matters unrelated to executive compensation.

Aon Hewitt has been engaged since 2007 to act as our primary actuary and as a consultant on our pension plans.

The HRC also reviews the scope of services to be provided by management’s consultants annually to ensure no conflicts arise. The fees for such services are approved by management. The following table summarizes the fees paid to compensation advisors in 2015 and 2016.

CONSULTANT	2016				2015
	Willis Towers Watson	Meridian (1)	Aon Hewitt (2)	Total fees paid	Willis Towers Watson	Meridian (1)	Aon Hewitt (2)	Total fees paid
Executive Compensation and Compensation-Related Fees (HRC)	$212,746	$58,507	$0	$271,252	$0	$200,843	$0	$200,843
Executive Compensation and Compensation-Related Fees (Management)	$2,890	$0	$0	$2,890	$13,538	$0	$12,433	$25,971
All Other Fees (Pension)	$55,756	$0	$285,338	$317,325	$30,771	$0	$301,061	$331,832
Total Fees Paid	$247,623	$58,507	$285,338	$591,467	$44,309	$200,843	$313,494	$558,646

Notes:

(1)          The HRC ended their engagement with Meridian Compensation Partners in April 2016, subsequently engaging Willis Towers Watson.

(2)          We also paid Aon Hewitt U.S. $189,606 in 2015 and U.S. $209,051 in 2016 for pension services rendered to our US subsidiaries.

Shareholder Alignment

Our compensation strategy directly aligns with the interest of Shareholders through at-risk compensation and by requiring our executives to have a stake in the Company through share ownership requirements.

51	TransAlta Corporation 2017 Management Proxy Circular

Compensation At-Risk in 2016

The “at-risk” and equity vs. cash compensation for our executives is illustrated in the table below as a percentage of target total direct compensation (“TDC”):

Type of Compensation	CEO	CFO	Average of Other Executives
Total target compensation at-risk	72%	60%	60%
Equity-based compensation	48%	39%	39%
Cash compensation	28%	40%	40%

Share Ownership Requirements

We believe that our executives should have a stake in the Company to align their long-term interests with those of Shareholders. Our executives are required to achieve the following:

Position	Ownership Requirement	Holding Requirement
CEO	4x base salary	While employed and 1 year post employment
Chief and Executive Vice-President	2x base salary	While employed
Senior Vice-President	1x base salary	While employed

The required level of share ownership must be reached within five years of the date of appointment to the applicable executive position. If there is a change in the plan, or if an executive is promoted to a position with a higher ownership requirement, the applicable executive(s) will have five years from the new effective date to achieve the new share ownership level.

The achievement of the required ownership level is calculated based on common shares, ODSUs and RSUs. In 2016, based on the advice of the HRC’s independent consultant, the Board and the HRC amended the executive share ownership policy to permit 100% of RSUs to be counted towards the share ownership requirement.

The following table summarizes each NEO’s share ownership using the weighted average closing share price of our common shares on the TSX for the last 20 trading days of the year ended December 31, 2016 of $7.35:

Name and Principal Position	Number of Equity Securities Required	Number of Eligible Equity Securities Owned	Multiple of Base Pay	Compliance with Policy (1)	Percentage of Target Total Compensation	Total Value of Equity Securities Owned (2)
D.L. Farrell President and CEO	544,218	641,026	4.71	Met	130%	$4,711,535
D. Tremblay Chief Financial Officer	122,449	126,156	1.95	On track	78%	$927,246
B.M. Gellner Chief Investment Officer	136,054	155,190	2.28	Met	80%	$1,140,648
J.H. Kousinioris Chief Legal and Compliance Officer	136,054	99,632	1.46	On track	58%	$732,299
W.A. Collins EVP, Coal and Mining Operations	122,449	62,274	1.02	On track	38%	$457,714

Notes:

(1)           All NEOs have five years from December 2012 to satisfy their share ownership requirements, with the exception of Mr. Tremblay and Mr. Collins who have five years from December 2014.

(2)           Based on the number of common shares, ODSUs and RSUs eligible to be counted towards the share ownership multiplied by the weighted average closing price of our common shares on the TSX for the last 20 trading days of the year ended December 31, 2016 of $7.35.

Please refer to the section “Total Value of Equity Holdings at December 31, 2016” on page 67 of this Proxy Circular for a detailed breakdown of each NEO’s equity holdings.

Our Fixed Compensation Plans in 2016

The fixed elements of our compensation program provide a competitive base of secure compensation necessary to attract and retain executive talent. Our fixed compensation comprises three elements: (i) base pay, (ii) benefits and pension, and (iii) perquisites.

TransAlta Corporation 2017 Management Proxy Circular	52

Base Pay

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Competitive positioning, attraction and retention • Targeted at median of Comparator Group	Scope of role	Fixed	Cash	All permanent employees	Annual

Our base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual’s level of accountability. Our base pay is reviewed annually and increases may be awarded based on: an individual’s overall level of performance (merit); to reflect additional responsibilities and accountabilities; potential of the individual; and/or to remain competitive within the marketplace in which we compete for talent.

Benefits and Pension

Elements	Measurement	Target and Range	Form	Eligibility	Performance Period
Benefits • Flexible health and dental benefits	None	Fixed	Flex credits to provide flexibility in coverage	All permanent employees	No performance requirements Benefits are elected every two years

Defined Contribution (“DC”) Pension Plan • Non-contributory 5% of Base Pay and AIC, up to the limit under the Income Tax Act (Canada) allocated to a DC plan	None	Fixed	Cash payment at retirement	All permanent employees	No performance period. Employee chooses investments to allocate within group of investment opportunities

Supplemental Pension Plan (“SPP”)

•             Provides a defined benefit (“DB”) or DC pension to each executive on their earnings over the Income Tax Act limit

•             The DB SPP is provided to executives who started prior to January 1, 2016. The DC SPP is provided to executives who started on or after January 1, 2016

	None	Fixed	Deferred Cash	Executives	Pensionable service period

All of our employees participate in the same benefits, pension and retirement programs. Life insurance, disability, medical and dental coverage are included in the benefits program. Our programs allow employees to direct their annual benefits credits to these elements at different levels in order to meet their individual needs. Employees are also able to contribute above their annual benefits allowance, through payroll deductions, for enhanced benefits if they so choose.

Perquisites

Elements	Measurement	Target and Range	Form	Eligibility	Performance Period
• Car allowance • Lump sum payment in lieu of competitive executive perquisites	None	Fixed	Cash	Managing Directors and above	Annual (no performance requirement)

Car allowances are granted to senior management employees, including the executives, at a fixed amount, which varies by position and is based on competitive market practices. Senior management employees, including the executives, are also given a fixed amount once per year as a perquisite payment in lieu of additional benefits.

Our Variable Compensation Plans in 2016

Our business model is based on the capital-intensive, long-cycle nature of the power generation and wholesale energy marketing industry, and our variable compensation plans are designed to balance decisions made on the basis of enhanced short-term performance and sustainable long-term performance. We believe this balanced approach creates a strong alignment between the interests of our executives and those of our Shareholders.

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Annual Incentive Compensation Plan – (“AIC”)

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Reinforce and drive the Company’s short-term priorities • Reward and recognize corporate and individual performance • Targets and ranges set around budgeted performance	Corporate and, where applicable, business unit and individual goals	Target (% of base salary): • CEO 90% • CFO 55% • Execs 40%-55% Range (% of target): • All Execs 0%-200%	Cash	All non-union employees	1 year

AIC payments are funded through a pool determined as a percentage of FFO. Payouts cannot exceed 200% of the employee’s individual target, and the sum of awards to all employees cannot exceed the AIC pool.

As a reflection of our pay-for-performance philosophy, AIC awards for executive officers are heavily based on corporate and, if applicable, business unit performance:

Level	Corporate Weighting	Individual Performance Weighting	Business Unit Weighting
CEO	100%	-	-
Corporate Executive	75%	25%	-
Business Unit Executive	25%	25%	50%

The 2016 performance measures applicable to the disclosed NEOs were:

Scorecards and Metrics	Weighting	Threshold	Target	Maximum
Corporate (1)
FCF	50%	$208m	$233m	$258m
Cash Return on Book Equity	50%	10.4%	12.4%	14.4%
Canada Coal (2)
Cash Return on Capital Employed	1/3	6.5%	7.0%	7.5%
Injury Frequency Rate	1/3	0.95	0.7	0.6
Availability	1/3	86.5%	87.5%	88.5%
US Coal (2)
Cash Return on Capital Employed	1/3	4.9%	5.8%	6.4%
Injury Frequency Rate	1/3	0.6	0.4	0.0
Availability	1/3	87%	89.9%	91%

Notes:

(1)           The corporate scorecard applies to each executive officer.

(2)           The Canada and U.S. coal scorecards apply to the EVP, Coal and Mining Operations.

The senior management team and the HRC review the Company’s AIC measures at the beginning of each year to ensure they continue to drive the efficient operation of our existing asset base. Targets are aligned to our rigorous corporate budget, which is also approved by the Board, and reflect a risk-based analysis of the capabilities of the Company against a best estimate of the future market. Our targets have significant stretch and are set with a 40% likelihood of achievement.

Trading and Sales Incentive Plan – (“TSIP”)

In addition to the AIC, we have an annual incentive plan for eligible trader and sales employees of the Company. No member of the senior executive team is eligible to receive a TSIP payment.

TransAlta Corporation 2017 Management Proxy Circular	54

Long-Term Incentive Plan – (“LTIP”)

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Performance Share Units • Reinforce and drive longer-term Shareholder value creation • Recognize and reward corporate performance • Targets based on performance relative to 3-year metrics	Financial and strategic measures Cliff vest at the end of 3 years	Target (% of base salary) • CEO 93% • CFO 53% • CIO 63% • Execs 53% Range (% of target): • All Execs 0%-200%	Cash or shares	Managers and above At the discretion of the Board	3 years At the discretion of the Board
Restricted Share Units • Reinforce and drive longer-term Shareholder value creation • Retention	Cliff vest at the end of 3 years	Target (% of base salary): • CEO 46% • CFO 26% • CIO 31% • Execs 26%	Cash or shares	Managers and above At the discretion of the Board	3 years At the discretion of the Board
Stock Options • Reinforce and drive longer-term Shareholder value creation	Cliff vest at the end of 3 years and expire after 7 tears	Target (% of base salary): • CEO 46% • CFO 26% • CIO 31% • Execs 26%	Shares	All Employees At the discretion of the Board	Not Applicable At the discretion of the Board

Each year, the Board, at the recommendation of the HRC, approves the number of PSUs, RSUs and options to be granted, as well as the PSU performance targets to be achieved over the three-year performance period. This provides alignment between the executives’ pay and the long-term performance of the Company. Further, in the case of PSUs, it directly aligns the executives’ pay to the success of the Company, as payout of each grant is based on the achievement of key financial metrics which, for PSUs granted in 2016, were as follows:

Metric	Weighting	Threshold	Target	Maximum
FFO-to-Debt	25%	20%	21%	22%
FCF per share	25%	$1.01	$1.13	$1.21
Coal Transition	25%

Measured on management’s ability to recover stranded capital, extend contracts for coal or gas conversions, set out a strategy to run merchant converted coal plants if contracts are not available, and create new opportunities in hydro, wind, and solar.

Debt Refinancing	25%

Measured on management’s ability to finance capital in the company which includes financing $400 - $800 million in long-term debt and accessing financial markets post a coal transition deal to re-finance debt coming due in the 2017 - 2022 period.

In addition to the above metrics, TSR relative to the S&P/TSX Composite Index is also used as a modifier (0.8 – 1.2) to the scorecard result for results between P25 and P75.

For each performance target, including those applied to executives, PSUs do not pay out if performance is below threshold and vest up to 200% of target if performance meets or exceeds the maximum. PSUs and RSUs are redeemed on the vesting date by multiplying the number of vested units in the participant’s account by the closing price of the common shares on the TSX on the trading day immediately prior to the vesting date. The HRC has the discretion to determine whether the payments will be made through the purchase of shares in the open market or in cash. The Company uses the black-scholes pricing model to determine the number of stock options to be granted to executives. However, if the calculated option value is below 12% of the stock price at the time of grant, a fixed option value equal to 12% of the stock price will be used.

Officer Deferred Share Unit Plan – (“ODSU”)

The Company adopted an ODSU plan for executives to encourage long-term executive share ownership. The plan allows executives to direct all or a portion of their base pay and annual incentive compensation awards into ODSUs. This also ensures that our executives are aligned with Shareholder interests over the longer-term as ODSUs must be held until retirement and the value of ODSUs is tied directly to the Company’s share price. ODSUs are included in assessing required share ownership levels.

55	TransAlta Corporation 2017 Management Proxy Circular

2016 Company Performance and Evaluation

As detailed throughout this Proxy Circular, TransAlta delivered exceptional results in 2016, including:

•                  we signed an Off-Coal Agreement with the Government of Alberta for the cessation of coal-fired emissions from Keephills 3, Genesee 3, and Sheerness. This agreement entitles the Company to 14 annual payments of $37.4 million, starting in 2017;

•                  we signed a Memorandum of Understanding with the Government of Alberta that outlines our cooperative work to:

•                  transition our coal plans to natural gas and extend their useful lives;

•                  realize value in our hydro and wind power assets through greenhouse gas offset credits;

•                  begin to develop our Brazeau Pumped Storage project, one of the leading hydroelectric power projects in Canada; and

•                  develop a capacity market in Alberta that ensures both current and new electricity generators will have a level economic playing field to build, buy and sell electricity.

•     we received a 100% favourable decision by the arbitrators when they upheld TransAlta’s force majeure claim at Keephills, which allowed us to reverse the approximately $95 million provision we took in 2015;

•     financially, we outperformed 2015 and met our 2016 goals by delivering comparable earnings before interest, depreciation, and taxes (“EBITDA”) of $1.15 billion, funds from operations (“FFO”) of $763 million, and free cash flow (“FCF”) of $259 million, all in one of the lowest commodity price cycles that the Alberta market has ever experienced;

•     we raised approximately $360 million of project debt. This will be used to settle our $400 million of bonds with maturities coming due in May 2017. We also maintained our investment grade credit rating with S&P, Fitch, and DBRS; and

•     operationally, we delivered fleet availability of 89%, just ahead of 2015, and our injury frequency rate of 0.85 was the second-best in the Company’s history.

In January 2017, the HRC reviewed our corporate performance, business environment, strategic results and considered the individual performance of our executives to reach the conclusions in this report.

2016 Variable Compensation Performance

AIC Performance Results

The table below summarizes the results of the corporate and business unit scorecards applicable to the disclosed NEOs for the 2016 performance year:

Scorecards and Metrics	Weighting	Threshold	Target	Maximum	Result
Corporate (1)
FCF	50%	$208m	$233m	$258m	$258.8m
Cash Return on Book Equity	50%	10.4%	12.4%	14.4%	13.0%
Scorecard Result					166%
Canada Coal (2)
Cash Return on Capital Employed	1/3	6.5%	7.0%	7.5%	6.8%
Injury Frequency Rate	1/3	0.95	0.7	0.6	1.33
Availability	1/3	86.5%	87.5%	88.5%	85.3%
Scorecard Result					28%
U.S. Coal (2)
Cash Return on Capital Employed	1/3	4.9%	5.8%	6.4%	3.6%
Injury Frequency Rate	1/3	0.6	0.4	0.0	0
Availability	1/3	87%	89.9%	91%	88.9%
Scorecard Result					94%

Notes:

(1)           The corporate scorecard applies to each executive officer.

(2)           The Canada and U.S. coal scorecards apply to the EVP, Coal and Mining Operations.

TransAlta Corporation 2017 Management Proxy Circular	56

LTIP Performance Results

The Company’s LTIP for the performance period 2014 to 2016 included RSUs and PSUs. All units were granted on January 1, 2014 at a share price of $13.48, and all units vested on January 1, 2017 at a share price of $7.43. The table below summarizes the results of the scorecard applied to the PSUs:

Metric	Weighting	Threshold	Target	Maximum	Result
FFO growth per share	1/3	2%	3%	4%	-1.35%
FCF growth per share	1/3	4.7%	6.4%	8.2%	5.33%
Relative TSR	1/3	P25	P50	P75	P4
Scorecard Result					23%

Based on the share price at the time of vesting, the result of the PSU scorecard, as well as the inclusion of the accumulated dividend equivalents, the LTIP grants made in 2014 paid out at 32% of their original grant value.

2016 Pay Decisions of the HRC and the Board

The HRC, with the assistance of the HRC’s consultants, Willis Towers Watson, annually reviews the compensation of the CEO and other executives. Overall compensation is benchmarked to similar roles within our Comparator Group and target overall compensation is set within a competitive range of the median of our Comparator Group.

AIC

The HRC and the Board believe the corporate scorecard result of 166%, as detailed above, does not wholly capture or reflect the outstanding achievements delivered in the year, and discretion was therefore exercised to pay out 2016 executive AIC awards, including Mrs. Farrell’s, at 200%. The resulting AIC payout for Mrs. Farrell was therefore $1,729,000, which the HRC and the Board believe is significantly more representative of Mrs. Farrell’s and TransAlta’s accomplishments.

Additionally, to remain competitive with TransAlta’s Comparator Group on target TDC, AIC targets have increased for TransAlta’s executive team effective January 1, 2017. The CEO’s target has increased from 90% to 100% of base salary and the targets of the CEO’s direct reports have increased from 55% to 70% of base salary.

Outstanding Leadership and Recognition Awards

The HRC and the Board believe 2016 was the most significant and impactful year for TransAlta and its Shareholders in many years. The Company’s executive team demonstrated extraordinary leadership on coal negotiations with the Alberta government, and the integrity of the Company’s operations were evidenced from the 100% favourable decision on the Company’s force majeure arbitration case. From these accomplishments, four NEOs made contributions that were significantly above expectations and not otherwise captured in our 2016 AIC program. The HRC and the Board therefore approved outstanding leadership and recognition awards for each of these four NEOs, which are further detailed in the Summary Compensation Table.

LTIP

As detailed above, the Company achieved a 23% scorecard result for PSUs granted in 2014, and the total LTIP payout values were 36% of their original grant value. The HRC determined that these results were aligned with Company performance over this three-year performance period.

Additionally, to remain competitive with TransAlta’s Comparator Group on target TDC, LTIP targets have been restored to previous levels effective January 1, 2017. The CEO’s target is now 220% of base salary (previously reduced to 185%) and the targets of the CEO’s direct reports is now 125% (previously reduced to 105%).

Overall Performance Assessment

In February 2017, the HRC and the independent members of the Board considered the factors addressed above, the Company’s overall performance, and the performance of the CEO and her executive team. The HRC and the Board believe that their 2016 compensation decisions are strongly and effectively paying for performance.

57	TransAlta Corporation 2017 Management Proxy Circular

2016 CEO Pay for Performance Analysis

The close alignment between Mrs. Farrell’s compensation and Company performance is evidenced by comparing her realized compensation with her target compensation, as illustrated by the following table and graph:

Year	Target Compensation (1) ($000)	3 Year Average Realized Compensation (2) ($000)	Realized Compensation as a Percentage of Target Compensation
2016	$3,653	$3,327	91%
2015	$3,965	$2,330	59%
2014	$3,965	$1,895	48%

Notes:

(1)          Target compensation includes base pay, perquisites and variable compensation as if paid at target.

(2)          Realized compensation includes the three-year average of base salary, perquisites, AIC, LTIP payouts, and any applicable special awards.

Notes:

(1)          Target compensation includes base pay, perquisites and variable compensation as if paid at target.

(2)          Realized compensation includes the three-year average of base salary, perquisites, AIC, LTIP payouts, and any applicable special awards.

Mrs. Farrell’s pay for performance alignment is also well illustrated when compared to the three-year average of realized compensation and TSR of our Comparator Group:

Note:

(1)          Realized compensation includes the three-year average of base salary, AIC, LTIP payouts, and any applicable special awards. 2016 compensation figures were used for TransAlta and 2015 compensation figures were used for our comparators, as disclosed in their public proxy circulars.

TransAlta Corporation 2017 Management Proxy Circular	58

2016 NEO AIC Analysis

Dawn L. Farrell – President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009. Mrs. Farrell has over 30 years of experience in the electric energy industry.

In addition to TransAlta, Mrs. Farrell sits on the Board of Directors of The Chemours Company, an NYSE-listed chemical company, The Conference Board of Canada and the Business Council of Canada. Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Mrs. Farrell holds a Bachelor of Commerce degree with a major in Finance and a Master’s degree in Economics from the University of Calgary. Mrs. Farrell has also attended the Advanced Management Program at Harvard University.

The HRC and the Board believe the significant and impactful results TransAlta delivered in 2016 were not wholly captured in the Company’s 2016 AIC program. Accordingly, the HRC and the Board exercised their discretion to increase the corporate scorecard result from 166% to 200% for Mrs. Farrell’s 2016 AIC award.

The following table details Mrs. Farrell’s incentive earned against each goal:

Element	TARGET			ACTUAL

	Target	% of Base Pay	Actual	% of Target Achieved	% of Base Pay
Corporate Goals
FCF	$233m	45%	$258.8m	200%	90%

Cash Return on Book Equity (1)	12.4%	45%	14.4%	200%	90%

Target		90%

Actual					180%

Based on the above corporate results, Mrs. Farrell’s 2016 AIC award was $1,729,000. This represents 200% of target, or 180% of her base pay. Mrs. Farrell elected to receive 50% of this amount in ODSUs.

59	TransAlta Corporation 2017 Management Proxy Circular

Donald Tremblay – Chief Financial Officer

Mr. Tremblay joined the Company on March 31, 2014 as Chief Financial Officer and is responsible for all financial policy, planning and reporting, tax, treasury, risk management, internal audit and investor relations. Prior to joining TransAlta, Mr. Tremblay held leadership positions at Brookfield Renewable Power as its Executive Vice-President, Corporate Development and previously its Chief Financial Officer.

He has 25 years of extensive financial experience. He has built a career that coupled an exceptionally strong foundation in accounting, controls and compliance with strategic abilities in capital markets, investor relations and corporate growth.

Mr. Tremblay holds a Bachelor of Applied Arts from the University of Quebec and is a Chartered Professional Accountant (CPA, CA (Quebec)).

The HRC and the Board believe the significant and impactful results TransAlta delivered in 2016 were not wholly captured in the Company’s 2016 AIC program. Accordingly, the HRC and the Board exercised their discretion to increase the corporate scorecard result from 166% to 200% for Mr. Tremblay’s 2016 AIC award.

The following table details Mr. Tremblay’s incentive earned against each goal:

Element	TARGET			ACTUAL

	Target	% of Base Pay	Actual	% Achieved	% of Base Pay

Corporate Metric
FCF	$233m	21%	$258.8m	200%	41%

Cash Return on Book Equity (1)f	12.4%	21%	14.4%	200%	41%

Individual Goals		14%		175%	24%

Target		55%

Actual					107%

Based on the above corporate results, as well as the HRC’s assessment of his outstanding individual contributions, Mr. Tremblay’s 2016 AIC award was $485,155. This represents 194% of target, or 107% of his base pay.

TransAlta Corporation 2017 Management Proxy Circular	60

Brett M. Gellner – Chief Investment Officer

Mr. Gellner became TransAlta’s Chief Investment Officer on March 31, 2014 and is responsible for all strategic corporate investments, mergers and acquisitions, and greenfield projects. Prior to being appointed to this position he was the Company’s Chief Financial Officer from 2010 to 2014, and was Vice-President, Commercial Operations from 2008 to 2009.

He has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group. In this role, he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly-traded company, and with a major international consulting firm.

Mr. Gellner holds a Master’s degree in applied economics from the University of Alberta and has a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

The HRC and the Board believe the significant and impactful results TransAlta delivered in 2016 were not wholly captured in the Company’s 2016 AIC program. Accordingly, the HRC and the Board exercised their discretion to increase the corporate scorecard result from 166% to 200% for Mr. Gellner’s 2016 AIC award.

The following table details Mr. Gellner’s incentive earned against each goal:

Element	TARGET			ACTUAL

	Target	% of Base Pay	Actual	% Achieved	% of Base Pay

Corporate Metric

FCF	$233m	21%	$258.8m	200%	41%

Cash Return on Book Equity (1)	12.4%	21%	14.4%	200%	41%

Individual Goals		14%		200%	28%

Target		55%

Actual					110%

Based on the above corporate results, as well as the HRC’s assessment of his exceptional individual contributions, Mr. Gellner’s 2016 AIC award was $550,000. This represents 200% of target, or 110% of his base pay.

61	TransAlta Corporation 2017 Management Proxy Circular

John H. Kousinioris – Chief Legal and Compliance Officer and Corporate Secretary

Mr. Kousinioris joined the Company on December 3, 2012 and is responsible for directing TransAlta’s legal affairs, government relations, regulatory compliance and corporate secretarial matters.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 25 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Mr. Kousinioris has a Bachelor of Arts degree from the University of Western Ontario, a Masters of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University.

The HRC and the Board believe the significant and impactful results TransAlta delivered in 2016 were not wholly captured in the Company’s 2016 AIC program. Accordingly, the HRC and the Board exercised their discretion to increase the corporate scorecard result from 166% to 200% for Mr. Kousinioris’ 2016 AIC award.

The following table details Mr. Kousinioris’ incentive earned against each goal:

Element	TARGET			ACTUAL

	Target	% of Base Pay	Actual	% Achieved	% of Base Pay

Corporate Metric

FCF	$233m	21%	$258.8m	200%	41%

Cash Return on Book Equity (1)	12.4%	21%	14.4%	200%	41%

Individual Goals		14%		200%	28%

Target		55%

Actual					110%

Based on the above corporate results, as well as the HRC’s assessment of his exceptional individual contributions, Mr. Kousinioris’ 2016 AIC award was $528,306. This represents 200% of target, or 110% of his base pay.

TransAlta Corporation 2017 Management Proxy Circular	62

Wayne A. Collins – Executive Vice-President, Coal and Mining Operations

Mr. Collins joined the Company on May 14, 2014 as Executive Vice-President, Coal and Mining Operations and is responsible for all of TransAlta’s coal and mining operations as well as corporate engineering and technical services.

Mr. Collins has more than 34 years of experience in power generation. In his previous role as Chief Operating Officer for Stanwell Corporation Ltd, he was responsible for a fleet comprising coal, gas and hydro power generation and a large open cut coal mine. His career has predominantly been in operations and maintenance but also included a period developing and building new renewable power plants.

Mr. Collins holds degrees in Engineering and Business. He is a Chartered Professional Engineer (Australia) and a graduate of the Australian Institute of Company Directors.

The HRC and the Board believe the significant and impactful results TransAlta delivered in 2016 were not wholly captured in the Company’s 2016 AIC program. Accordingly, the HRC and the Board exercised their discretion to increase the corporate scorecard result from 166% to 200% for Mr. Collins’ 2016 AIC award. The results of Mr. Collins’ business unit scorecards were not adjusted.

The following table details Mr. Collins’ incentive earned against each goal:

Element	TARGET			ACTUAL

	Target	% of Base Pay	Actual	% Achieved	% of Base Pay

Corporate Goals

FCF	$233	7%	$258.8m	200%	14%

Cash Return on Book Equity (1)	12.4%	7%	14.4%	200%	14%

Business Unit Goals (Canada Coal Operations)

Cash Return on Capital Employed	7.0%	6%	6.8%	85%	5%

Injury Frequency Rate	0.7	6%	1.33	0%	0%

Availability	87.5%	6%	85.3%	0%	0%

Business Unit Goals (US Coal Operations)

Cash Return on Capital Employed	5.8%	3%	3.4%	0%	0%

Injury Frequency Rate	0.4	3%	0	200%	6%

Availability	89.9%	3%	88.9%	83%	2%

Individual Goals		14%		175%	24%

Target		55%

Actual					65%

Based on the above corporate results, as well as the HRC’s assessment of his strong individual contributions, Mr. Collins’ 2016 AIC award was $291,184. This represents 117% of target, or 65% of his base pay.  Mr. Collins elected to receive 20% of this amount in ODSUs.

63	TransAlta Corporation 2017 Management Proxy Circular

Performance Graph

This graph and table compare the return on the Company’s common shares for the period 2012 through 2016, assuming a $100 initial investment at December 31, 2011, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index. The graph and table also compare the Company’s return to the total compensation of our NEOs, which shows a strong correlation between our share performance and realized pay.

Investment / Compensation	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016

TransAlta	$100	$77	$75	$62	$32	$51

S&P/TSX Composite	$100	$104	$114	$122	$109	$128

NEO 3-year average reported compensation	$9,788,593	$10,872,143	$11,459,097	$11,288,041	$11,151,019	$11,781,232

NEO 3-year average realized compensation	$8,791,062	$6,850,506	$6,336,333	$5,409,193	$5,507,010	$7,158,613

Executive compensation, and particularly that of the CEO, is heavily weighted towards at-risk compensation which provides for performance-based pay. Our compensation program is designed to encourage executive performance toward the achievement of Shareholder value as measured by TSR.

The Company’s share price performance has been closely aligned with the pay outcomes of our executive team, illustrating our pay for performance philosophy. The HRC has confidence that the CEO, along with her executive team, will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its Shareholders.

TransAlta Corporation 2017 Management Proxy Circular	64

Summary Compensation Table

The following table sets forth the annual compensation received by the NEOs during the 2016, 2015 and 2014 financial years. For a description of the plans and programs addressed in this table, you may refer to the section above entitled “Compensation Discussion and Analysis.” For retirement arrangements, you may refer to the section below entitled “Retirement Plan Benefits.”

Name and Principal Position	Year	Salary	Share Based Awards (1)	Option Based Awards (2)	Non-equity Incentive Plans	Pension Value (4)	All Other Compensation (6)	Total Compensation
					(Annual) (3)
		($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
D.L. Farrell (6) President and CEO	2016	960,556	1,318,125	439,375	2,729,000	1,866,400	76,322	7,389,778
	2015	950,000	2,090,000	0	912,660	488,800	74,215	4,515,675
	2014	950,000	2,090,000	0	1,105,088	304,400	70,000	4,519,488
D. Tremblay (7) Chief Financial Officer	2016	455,278	354,375	118,125	485,155	212,400	26,000	1,651,333
	2015	450,000	562,500	0	320,894	177,800	26,000	1,537,194
	2014	339,231	621,634	0	219,482	137,400	259,500	1,577,247
B.M. Gellner (8) Chief Investment Officer	2016	500,000	468,750	156,250	1,050,000	392,400	26,000	2,593,400
	2015	500,000	875,000	0	338,563	206,800	26,000	1,946,363
	2014	500,000	975,000	0	323,500	127,400	26,000	1,951,900
J.H. Kousinioris (9) Chief Legal and Compliance Officer	2016	480,278	374,063	124,688	1,028,306	310,400	26,000	2,343,735
	2015	475,000	593,750	0	326,634	190,800	26,000	1,612,184
	2014	475,000	1,068,750	0	302,575	147,400	276,000	2,269,725
W.A. Collins (10) EVP, Coal and Mining Operations	2016	450,000	354,375	118,125	791,184	287,400	26,000	2,027,084
	2015	450,000	562,500	0	214,706	174,800	26,000	1,428,006
	2014	281,250	281,260	0	181,034	141,400	207,500	1,092,444

Notes:

(1)           Amounts in column (d) relate to the aggregate of the grant date fair value of units granted under the LTIP. All units were granted on January 1 each year using the closing share price of the immediately preceding trading day (i.e. $4.91 for grants made in 2016, $10.52 for grants made in 2015, and $13.48 for grants made in 2014).

(2)           Amounts in column (e) relate to the aggregate of the grant date fair value of stock options granted under the LTIP. For grants made in 2016, the Black-Scholes option valuation method was used and the assumptions and calculated fair value were as follows:

Grant date	February 23, 2016
Grant price	$5.93
Term	7 years
Risk-free interest rate	0.93%
Volatility	26.08%
Dividend yield	2.70%
Grant date fair value	$1.11

The calculated fair value of $1.11 represents 18.7% of the grant price of $5.93. This is above the Company’s minimum requirement of 12%, at which point 12% of the grant price would have been used to determine the fair value.

(3)           Amounts in column (f) relate to the AIC payments for performance achieved in the performance years 2016, 2015, and 2014. Also included in column (f) are outstanding leadership and recognition payments made in respect of 2016 performance ($1,000,000 for Mrs. Farrell and $500,000 for Messrs. Gellner, Kousinioris, and Collins) and 2015 performance ($150,000 for Mrs. Farrell and $100,000 for Messrs. Tremblay, Gellner, and Kousinioris).

(4)           Amounts in column (g) are the sum of the compensatory amounts related to the DC Plan and the SPP.

(5)            Amounts in column (h) relate to car allowances and annual perquisite allowances. For Mrs. Farrell, column (h) also includes $6,322 for her additional life insurance. For Mr. Tremblay, column (h) also includes his $200,000 sign-on bonus and a $37,500 moving allowance. For Mr. Kousinioris, column (h) also includes his $500,000 sign-on bonus (50% paid January 1, 2013 and 50% paid January 1, 2014). For Mr. Collins, column (h) also includes his $150,000 sign-on bonus and a $37,500 moving allowance.

(6)           Mrs. Farrell received a salary increase on October 15, 2016 from $950,000 to $1,000,000.

(7)           Mr. Tremblay was appointed Chief Financial Officer on March 31, 2014. Upon appointment, he received a one-time RSU grant of $200,000, which is reflected in column (d). The units fully vested on April 1, 2016. Mr. Tremblay received a salary increase on October 15, 2016 from $450,000 to $475,000.

(8)           Mr. Gellner received a one-time RSU grant on January 1, 2014 of $100,000, which is reflected in column (d). The units vested on January 1, 2016.

(9)    Mr. Kousinioris received a one-time RSU grant on June 6, 2014 of one times his then base salary of $475,000. The units vested in two equal tranches on January 1, 2015 and January 1, 2016, and the after-tax value must be held in TransAlta shares until his share ownership guideline is met. Mr. Kousinioris received a salary increase on October 15, 2016 from $475,000 to $500,000.

(10)       Mr. Collins was appointed Executive Vice-President, Coal and Mining Operations on May 14, 2014.

65	TransAlta Corporation 2017 Management Proxy Circular

Other Required Disclosure

Incentive Plan Awards - Outstanding Option and Share Awards

The following table details all equity-based compensation which has been granted to the NEOs as at December 31, 2016 and that vests in future years:

			OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Grant Date	Vesting Date	# of securities underlying unexercised options	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the- money options	# of shares or units of shares that have not vested (1)		Market or payout value of share awards that have not vested (2) ($)		Market or payout value of vested shares that have not yet paid out ($)
							PSUs	RSUs	PSUs	RSUs
D.L. Farrell	02/23/2016	02/23/2019	395,628	5.93	02/23/2023	593,442
	01/01/2016	01/01/2019					183,479	91,740	2,031,245	681,630	0
	01/01/2015	01/01/2018					149,731	74,866	990,128	556,252	0
	01/01/2014	01/01/2017					124,007	62,004	211,916	460,688	0
Total			395,628			593,442	457,218	228,610	3,233,289	1,698,569	0
D. Tremblay	02/23/2016	02/23/2019	106,364	5.93	02/23/2023	159,546
	01/01/2016	01/01/2019				16,443	49,328	24,664	546,096	183,254	0
	01/01/2015	01/01/2018				182,032	40,298	20,149	266,479	149,707	0
	01/01/2014	01/01/2017					24,687	12,343	42,187	91,707	0
Total			106,364			358,021	114,313	57,156	854,763	424,668	0
B.M. Gellner	02/23/2016	02/23/2019	168,831	5.93	02/23/2023	253,247
	01/01/2016	01/01/2019					78,299	39,149	866,824	290,877	0
	01/01/2015	01/01/2018					62,687	31,343	414,528	232,881	0
	01/01/2014	01/01/2017					51,914	25,963	88,715	192,904	0
Total			168,831			253,247	192,899	96,455	1,370,067	716,662	0
J.H. Kousinioris	02/23/2016	02/23/2019	112,273	5.93	02/23/2023	168,410
	01/01/2016	01/01/2019					52,068	26,035	576,434	193,438	0
	01/01/2015	01/01/2018					42,538	21,268	281,289	158,023	0
	01/01/2014	01/01/2017					35,225	17,613	60,196	130,861	0
Total			112,273			168,410	129,831	64,915	917,918	482,322	0
W.A. Collins	02/23/2016	02/23/2019	106,364	5.93	02/23/2023	159,546
	01/01/2016	01/01/2019					49,328	24,664	546,096	183,254	0
	01/01/2015	01/01/2018					40,298	20,149	266,479	149,707	0
	01/01/2014	01/01/2017					16,235	8,117	27,743	60,312	0
Total			106,364			159,546	105,861	52,930	840,319	393,273	0
Total			889,460			1,532,665	1,000,122	500,067	7,216,357	3,715,494	0

Notes:

(1)          All options granted in 2016 were granted at the closing share price on the immediately preceding trading day of $5.93.

(2)          The value of unexercised in-the-money options is calculated by the greater of zero dollars or the difference between the closing price of our common shares on the TSX on December 31, 2016 of $7.43 and the option exercise price, times the number of outstanding vested and unvested stock options.

(3)          For RSUs and PSUs granted in 2016, 2015, and 2014, the numbers shown reflect the units outstanding, including dividend equivalents, as of December 31, 2016.

(4)          For RSUs and PSUs granted in 2016 and 2015 and 2014, the values were calculated using the closing price of a TransAlta common share on the TSX on December 31, 2016 (i.e. the last trading day of 2016) of $7.43. PSUs granted in 2016 and 2015 were assumed to be at target performance. For PSUs granted in 2014, the values reflect a 31% PSU scorecard result.

(5)          Mr. Tremblay joined the Company on March 31, 2014. As such, he received his 2014 LTIP grant on April 1, 2014. The one-time RSU grant of $200,000 he received upon being appointed CFO is not reflected in the table above because the units fully vested on January 1, 2016.

(6)          The special grants Mr. Gellner received on January 1, 2013 and January 1, 2014 are not reflected in the table above because the units fully vested on January 1, 2016.

(7)          The special grant Mr. Kousinioris received on June 6, 2014 is not reflected in the table above because the units fully vested on January 1, 2016. Upon grant, it was stipulated that the after-tax value of all vested units must be held in TransAlta common shares until Mr. Kousinioris’ share ownership guideline is met.

(8)          Mr. Collins joined the Company on May 14, 2014. As such, he received his 2014 LTIP grant on July 1, 2014.

TransAlta Corporation 2017 Management Proxy Circular	66

Incentive Plan Awards – Value Vested During the Year

The following table sets forth all variable compensation including equity-based and non-equity-based compensation that vested to the NEOs in 2016:

Name	Option Based Awards Value Vested During the Year	Share Based Awards Value Vested During the Year		Non-equity Incentive Plans Value Earned During the Year (2)
	Options	PSUs (1)	RSUs
	($)	($)	($)	($)
D.L. Farrell	0	0	287,417	$2,729,000
D. Tremblay	0	0	109,986	$485,155
B.M. Gellner	0	0	317,630	$1,050,000
J.H. Kousinioris	0	0	180,130	$1,028,306
W.A. Collins	0	0	0	$791,184

Notes:

(1)           As the Company did not achieve threshold for PSUs granted on January 1, 2013, which would have vested on January 1, 2016, there were no PSU payouts.

(2)           The amounts disclosed in this column relate to payments made with respect to AIC, as well as the outstanding leadership and recognition payments (i.e. $1,000,000 to Mrs. Farrell and $500,000 to Messrs. Gellner, Kousinioris, and Tremblay).

Total Value of Equity Holdings at December 31, 2016

Name	Total Value of Equity Holdings
	Shares (1)	RSUs (1)(2)	ODSUs (1)(3)	Total
	($)	($)	($)	($)
D.L. Farrell(4)	994,176	1,680,280	2,037,079	4,711,535
D. Tremblay	507,150	420,096	0	927,246
B.M. Gellner	431,702	708,945	0	1,140,648
J.H. Kousinioris	255,170	477,129	0	732,299
W.A. Collins	0	389,039	68,675	457,714

Notes:

(1)          Based on the 20-day volume-weighted average closing price of our common shares on the TSX at December 31, 2016 of $7.35.

(2)          This column includes unvested RSUs as well as vested RSUs that have not yet been paid. All RSUs include the value of dividend equivalent units allocated under the terms of the plan.

(3)          This column does not include the value of Mrs. Farrell’s DSUs for her 2016 AIC, which she elected to receive 50% as DSUs.

(4)          In addition, as of December 31, 2016, Mrs. Farrell held 457,218 PSUs and 395,628 options.

67	TransAlta Corporation 2017 Management Proxy Circular

Retirement Plan Benefits

All employees, including the NEOs, participate in a defined contribution plan (the “DC Plan”) registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act. In 2016, the Company’s executive officers also participated in our defined benefit, non-registered supplementary pension plan (the “SPP”). However, executive officers hired January 1, 2016 or later will participate in a defined contribution, non-registered supplementary pension plan.

Retirement benefits provided by the DC Plan and the SPP are summarized below.

Defined Contribution Plan

Our DC Plan is a non-contributory plan whereby we contribute 5% of employees’ pensionable earnings (base pay and AIC) to the plan.

In 2016, the maximum annual contribution was $23,409. Contributions are deposited to individual employee / member accounts and invested in accordance with their investment direction. Account balances grow with investment earnings and contributions. A member who leaves the Company prior to age 55 is eligible to transfer their account balance to a personal, locked-in account. Members are eligible to retire after age 55.

The following table details the accumulated value of each NEO’s DC Plan contributions as at December 31, 2016:

Name	Accumulated Value at Start of year	Compensatory	Non-Compensatory	Accumulated Value at End of Year
	($)	($)	($)	($)
D.L. Farrell	259,093	23,409	38,833	321,335

D. Tremblay	51,941	23,409	6,556	81,909

B.M. Gellner	219,721	23,409	31,723	274,853

J.H. Kousinioris	78,470	23,409	13,454	115,333

W.A. Collins	44,909	23,409	9,099	77,417

Supplemental Pension Plan - Defined Benefit Plan (“SPP”)

To compensate the executive team for the registered pension contribution limits imposed under the Income Tax Act (Canada), we have an SPP. The SPP is a non-contributory plan and is funded by the Company.

For executives hired before January 1, 2016, the SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the average DC Plan pensionable earnings limit. Final average pensionable earnings are calculated as the highest five-year average in the member’s last ten years of employment. For executives hired on or after January 1, 2016, the SPP provides an additional contribution of 5% on the portion of the executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the DC Plan.

Members are eligible to retire after attaining age 55 and completing two years of service. Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension. Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date. A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension. Pensions are payable for the member’s lifetime, and at least 60 monthly payments are guaranteed. Members may select an optional form of payment. If the member is a U.S. tax payer, he or she is required to receive a committed value over a specific time frame.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

TransAlta Corporation 2017 Management Proxy Circular	68

The following table details the estimated value to the NEOs under the SPP as of December 31, 2016, and shows our accrued obligation as of that date.

Name	Number of Years of Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year	Compensatory	Non- Compensatory	Accrued Obligation at End of Year
		At Year End	At Age 65
	(#)	($)	($)	($)	($)	($)	($)
D.L. Farrell	9.42	314,000	587,000	5,144,000	1,156,000	350,000	6,650,000
D. Tremblay	2.75	31,000	184,000	289,000	189,000	21,000	499,000
B.M. Gellner	8.33	98,000	236,000	1,414,000	176,000	72,000	1,662,000
J.H. Kousinioris	4.08	45,000	185,000	551,000	215,000	33,000	799,000
W.A. Collins	2.75	25,000	96,000	292,000	154,000	29,000	475,000

Assumptions:

•      An annual discount rate of 3.6% in measuring the accrued pension liability at December 31, 2016; a rate of salary scale increase of 3% before taking into account the limits on final average earnings; assumed retirement rates reflecting TransAlta’s Pension Plan experience; and a rate of escalation of DC earnings limits applied 2.5% used in determining final average pensionable earnings under the SPP.

Termination and Change of Control Benefits

In October 2016, we entered into new executive employment agreements to better protect the Company and the executive in the case of a termination without cause and a change in control. The provisions in each case are substantially similar as before. New provisions were also added in the case of retirement and death to better align with trending market practice. The table below highlights the incremental amounts each NEO would have been entitled to following each event as of December 31, 2016:

Name	Event	Severance Period	Amount of Base Pay	AIC (1)	Benefits	Additional Pension Value (2)	LTIP (3)	Other (4)	Total
		(# of months)	($)	($)	($)	($)	($)	($)	($)
D.L. Farrell	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	1,149,785	-	-	5,675,441	-	6,825,225
	Death	-	-	1,149,785	-	-	5,525,300	-	6,675,085
	Termination without Cause	24	2,000,000	1,800,000	440,000	2,145,000	8,492,830	950,000	15,827,830
	Double Trigger Change of Control	24	2,000,000	1,800,000	440,000	2,145,000	9,086,272	950,000	16,421,272
D. Tremblay	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	359,328	-	-	1,677,826	-	2,037,154
	Death	-	-	359,328	-	-	1,637,452	-	1,996,780
	Termination without Cause	18	712,500	391,875	114,000	278,000	654,469	350,000	2,500,844
	Double Trigger Change of Control	24	950,000	522,500	152,000	370,000	1,637,452	350,000	3,981,952
B.M. Gellner	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	411,813	-	-	2,403,778	-	2,815,590
	Death	-	-	411,813	-	-	2,339,976	-	2,751,788
	Termination without Cause	18	750,000	412,500	120,000	368,000	1,099,126	375,000	3,124,626
	Double Trigger Change of Control	24	1,000,000	550,000	160,000	509,000	3,836,392	375,000	6,430,392
J.H. Kousinioris	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	395,569	-	-	1,611,267	-	2,006,836
	Death	-	-	395,569	-	-	1,568,650	-	1,964,219
	Termination without Cause	18	750,000	412,500	120,000	333,000	740,555	370,000	2,726,055
	Double Trigger Change of Control	24	1,000,000	550,000	160,000	466,000	1,568,650	370,000	4,114,650
W.A. Collins	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	249,728	-	-	1,433,512	-	1,683,240
	Death	-	-	249,728	-	-	1,393,138	-	1,642,865
	Termination without Cause	18	675,000	371,250	108,000	305,000	608,630	350,000	2,417,880
	Double Trigger Change of Control	24	900,000	495,000	144,000	407,000	1,393,138	350,000	3,689,138

Notes:

(1)                Following retirement and death, AIC would be pro-rated for time and paid at actual performance. Following termination without cause and double trigger change of control, AIC would be pro-rated for time and paid at target performance.

(2)                Amounts reflect the sum of the compensatory amount related to the DC Plan and the SPP, and the value of service credits for the severance period.

(3)                Following retirement and death, RSUs and PSUs would be pro-rated for time, PSUs would be paid at actual performance, and stock options would a) after retirement, vest as per normal course and be exercisable for up to 36 months, or b) after death, fully vest and be exercisable until the earlier of one year or normal expiry. Following termination without cause, RSUs and PSUs would be pro-rated for time (fully vest for Mrs. Farrell as per legacy provisions), PSUs would pay at actual performance (maximum for Mrs. Farrell as per legacy provisions), and unvested stock options would be forfeited. Following double trigger change of control, RSUs and PSUs would fully vest, PSUs would be paid actual performance (maximum for Mrs. Farrell and Mr. Gellner as per legacy provisions), and vested stock options would be exercisable until the earlier of 60 days or normal expiry.

(4)                Amounts in this column relate to legacy payments each NEO would be entitled to under the terms of their prior executive agreements.

69	TransAlta Corporation 2017 Management Proxy Circular

Employee Stock Option Plan

We have an employee stock option plan that provides for grants of options to employees from time to time. Directors do not participate in this plan and in 2016 option awards were made to executives as part of the Company’s revised long-term incentive strategy. The options granted in 2016 will cliff vest after three years and expire after seven years. The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the plan, which will not exceed the maximum number of shares the Company has allocated under the plan.

Options are granted to employees in Canada and the U.S. and are priced in accordance with the provisions of the plan in the currency where the employee resides.

If the employment of an option-holder is terminated by reason of death, the options would immediately vest and be exercisable until the earlier of 1 year or normal expiry. If the employment of an option-holder is terminated by reason of retirement, the options would continue to vest as per normal course and be exercisable until the earlier of 36 months or normal expiry. If the employment of an option-holder is terminated by reason of termination without cause, unvested options shall be forfeited and vested options shall be exercisable until the earlier of 60 days or normal expiry. If the employment of an option-holder is terminated by reason of termination with cause, all options shall be forfeited. In the event of a change of control, the Board may a) cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or in advance of the date of the change of control), b) cancel any or all outstanding options in exchange for a substitute award, or c) cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of shares multiplied by the difference, if any, between the exercise price of the option and the Company’s closing share price on the date of the change of control; provided that if the closing share price on the date of the change of control does not exceed the exercise price of any such option then the Board may cancel that option without any payment.

There were no options exercised in 2016.

Equity Compensation Plan Information as at December 31, 2016

At December 31, 2016, there were 2.16 million options to purchase shares outstanding, 1.03 million of which were exercisable:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders

Share Option Plan	2.16 million	$29.15	10.7 million(3)

Total	2.16 million		10.7 million(3)

Notes:

(1)                Outstanding under the Option Plan for both Canadian and U.S. participants.

(2)                Weighted-average exercise price of shares outstanding under the Share Option Plan.

(3)                This includes share reserved under the retired Performance Share Ownership Plan.

Loans to Directors and Officers

We do not make loans to our directors and officers. Therefore, no loans were outstanding to our directors and officers in 2016.

TransAlta Corporation 2017 Management Proxy Circular	70

Director Approval

The contents of the Proxy Circular and the sending thereof to each Shareholder, whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 9, 2017	John H. Kousinioris Chief Legal and Compliance Officer and Corporate Secretary

71	TransAlta Corporation 2017 Management Proxy Circular

APPENDIX “A”
CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer (“CEO”))	Majority 8 of 9
1(b)	Identity of non-independent directors	CEO
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committees)	See table on page 32
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 21
2	Disclose text of board’s written mandate	Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes
4(b)	Continuing education program for directors	Yes
5(a)	Written code of conduct for directors, officers and employees	Yes
5(b)	Board ensures directors exercise independent judgment	Yes
5(c)	Board promotes a culture of ethical business conduct	Yes
6(a)	Board has process to identify new candidates for board nomination	Yes
6(b)	Nominating committee composed of entirely independent directors	Yes
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 38
7(a)	Process by which board determines compensation for directors and officers	See pages 41 and 49
7(b)	Compensation committee composed of entirely independent directors	Yes
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 40
7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See page 51
8	Identify standing committees other than audit, compensation and nominating and describe their function	None

TransAlta Corporation 2017 Management Proxy Circular	A-1

9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 34
10

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal

See page 21
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 31
12

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board

See page 31
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 31
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 31
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 31
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 31
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 31

NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices do not differ from those of the NYSE.

A-2	TransAlta Corporation 2017 Management Proxy Circular

APPENDIX “B”
GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.                                   INTRODUCTION

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO (the “CEO”) and the senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.                                   BOARD ORGANIZATION AND MEMBERSHIP

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to the discretion of the Board.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)                                     Size of the Board

It is the view of the Board that 8 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

TransAlta Corporation 2017 Management Proxy Circular	B-1

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

5)                                     Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting.  The resignation will be effective when accepted by the Board.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision and shall forthwith provide a copy to the Toronto Stock Exchange and such other regulatory bodies to the extent required pursuant to applicable law, including the rules of any exchange on which the Corporation has listed securities.

6)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background.  Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company.  This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election.  The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)                                     Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)                                     New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours.    A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available from professional organizations if required or requested.

9)                                     Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the

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Company is active and in the general market place.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

10)                              Retirement Age, Tenure and Succession

The retirement age for Board directors is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors appointed to the Board.  The Board may, at its discretion, extend the term of a director beyond the limitations provided the Board determines that the Company and the Board would benefit from the continued service of such director.

The Committee reviews annually the retirement dates of directors.  In this review, the Committee considers the size and composition of the Board and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors, the need for continuity on the Board balanced against the need for new skills to address the direction of the Company.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                   BOARD MEETINGS AND MATERIALS

1)                                     Agendas and Materials

The Chair and the CEO, together with the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

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2)                                     Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)                                     Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.                                   COMMITTEE ORGANIZATION AND MEETINGS

1)                                     Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit and Risk, Human Resources and Governance and Environment.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the Board with respect to the proceedings of its meetings.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas.  Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.                                   BOARD AND MANAGEMENT RESPONSIBILITIES

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

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2)                                     Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the CEO and HRC, the appointment of those officers that report directly to the CEO.

3)                                     Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board.  The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan.  It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)                                     Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board.  Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC.  The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)                                     Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)          Enterprise Risk Management

The Board has delegated to the Audit and Risk Committee (the “ARC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks.  These are construed within the risk appetite approved by the Board.  Management reviews quarterly with the ARC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The ARC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

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Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)                                      Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation.  Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.  The Board has adopted a clawback policy to deter inappropriate risk-taking activities.  The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing.  The Board, through the ARC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Chief Legal Officer, Corporate Secretary or Assistant Corporate Secretary before trading in TransAlta securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a disclosure policy which addresses the timely dissemination of all material information.  The policy also prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company’s financial statements.  This policy is reviewed annually by the ARC and reported to the Board.

10)                              Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.                                    EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)                                     Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

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2)                                     Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.                                  COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)                                     Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)                                     Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board through the use of a confidential Help Line or by writing directly to the Board.  The contact information for communicating with the Board is published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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TransAlta Corporation 110 - 12th Avenue SW Box 1900, Station “M” Calgary, Alberta Canada T2P 2M1 403.267.7110 www.transalta.com